Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

LS HOLDINGS COMPANY LLC,

DUCOMMUN LABARGE TECHNOLOGIES, INC.

DLS COMPANY LLC

and

THE REPRESENTATIVE

Dated as of September 11, 2017

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		1

ARTICLE II EFFECTS OF MERGER		11

2.1	Merger	11
2.2	Closing of the Merger	11
2.3	Effective Time	12
2.4	Effect of the Merger	12
2.5	Certificate of Formation	12
2.6	Limited Liability Company Agreement	12
2.7	Managers and Officers	12
2.8	Effect on Units	12
2.9	Merger Consideration	13
2.10	Merger Consideration Adjustment	14
2.11	Exchange of Letters of Transmittal	16
2.12	Escrow Agreement	17
2.13	Withholding	17

ARTICLE III CLOSING DELIVERIES		18

3.1	Deliveries by Holdco	18
3.2	Deliveries by Parent	19

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF HOLDCO		20

4.1	Existence and Good Standing; Power and Authority	20
4.2	Validity and Enforceability	20
4.3	Capitalization of the Companies	20
4.4	Subsidiaries	21
4.5	No Conflict; Required Filings and Consents	21
4.6	Financial Statements	21
4.7	Conduct of Business	22
4.8	Taxes	24
4.9	Real Property	26
4.10	Title to Assets	27
4.11	Intellectual Property	28
4.12	Material Contracts	30
4.13	Insurance	32
4.14	Litigation and Orders	32
4.15	Compliance with Laws	32
4.16	Permits	33
4.17	Labor Matters	33
4.18	Employee Benefit Plans	34
4.19	Environmental	36
4.20	Customers and Suppliers	38
4.21	Related Party Transactions	38
4.22	Accounts Receivable	38
4.23	Bank Accounts; Powers of Attorney	39
4.24	Absence of Undisclosed Liabilities	39
4.25	Products Liability; Product Recalls	39

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4.26	Brokers	40
4.27	No Other Representations and Warranties	40

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		40

5.1	Existence and Good Standing	40
5.2	Validity and Enforceability	40
5.3	No Conflict; Required Filings and Consents	40
5.4	Litigation	41
5.5	Brokers	41
5.6	Investor Representations	41
5.7	Solvency	41
5.8	Independent Investigation; No Reliance	42
5.9	Non-Reliance of Parent and Merger Sub.	42
5.10	No Other Representations and Warranties	42

ARTICLE VI COVENANTS AND AGREEMENTS		42

6.1	Records	42
6.2	Director and Officer Indemnification	43
6.3	Employee Matters	43
6.4	Publicity	44
6.5	Cooperation on Tax Matters	44
6.6	Certain Taxes	45
6.7	Tax Contests	45
6.8	Tax Distributions	45
6.9	Apportionment of Taxes	46
6.10	Refunds and Tax Benefits	46
6.11	Amendments to Tax Returns	46

ARTICLE VII REMEDIES		47

7.1	Indemnification of Members	47
7.2	Indemnification of Parent	47
7.3	Survival; Limitations	48
7.4	Procedures	49
7.5	Exclusive Remedy	51
7.6	Subrogation	51
7.7	Adjustment to Merger Consideration	52

ARTICLE VIII MISCELLANEOUS AND GENERAL		52

8.1	Expenses	52
8.2	Successors and Assigns	52
8.3	Third Party Beneficiaries	52
8.4	Further Assurances	52
8.5	Notices	52
8.6	Complete Agreement	53
8.7	Captions	53
8.8	Amendment	53
8.9	Governing Law	53
8.10	Consent to Jurisdiction; Service of Process; Waiver of Jury Trial	53
8.11	Severability	54
8.12	Counterparts	54

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8.13	Enforcement of Agreement	54
8.14	Construction	55
8.15	Conflict of Interest	55
8.16	Representative	56

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INDEX OF DEFINED TERMS

2016 Audited Financial Statements	1
Acquisition Proposal	2
Act	2
Adjustment Amount	2
Affiliate	2
Affiliated Group	2
Agreement	1
Allocable Share	2
Allocation Schedule	14
Ancillary Agreements	2
Arbitration Firm	2
Audited Financial Statements	21
Balance Sheet Date	21
Base Amount	8
Business	2
Business Day	3
Cash	3
Certificate of Merger	11
Claim	49
Claim Response	49
Claims Notice	49
Closing	11
Closing Cash	3
Closing Date	11
Closing Debt	3
Closing Statement	14
Closing Working Capital	3
Code	3
Companies	3
Company	3
Company Employees	43
Company’s Knowledge	3
Contracts	3
Current Assets	3
Current Liabilities	3
Debt	3
Determination Time	4
Disclosure Schedule	20
Dispute Notice	15, 16
Disputed Item	15
Effective Time	12
Employee Plan	34
Employee Plans	34
Environmental Law	4
ERISA	4

Escrow Account	4
Escrow Agent	4
Escrow Agreement	4
Escrow Amount	11
Estimated Closing Statement	13
Expense Reserve Holdback	4
Final Merger Consideration	14
Financial Statements	21
Flow-Thru Entity	5
Fraud	5
Fundamental Representations	5
GAAP	5
General Enforceability Exceptions	20
Governmental Authority	5
Hazardous Material	5
Holdco	1
Holdco Operating Agreement	5
Incentive Units	6
Indemnified Party	49
Indemnified Taxes	5
Indemnifying Party	49
Initial Merger Consideration	13
Initial Per Unit Merger Consideration	6
Intellectual Property	6
Interim Financial Statements	21
Investor Units	6
IRS	7
Law	7
Leased Real Property	26
Leases	7
Letter of Transmittal	7
Liens	7
Losses	46
Material Adverse Effect	7
Material Contracts	29
Material Customers	37
Material Suppliers	37
Maximum Target Working Capital	8
Member Indemnified Parties	46
Members	8
Merger	11
Merger Consideration	8
Merger Sub	1
Minimum Target Working Capital	8
Net Working Capital	8
Opco	8

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Order	8
Organizational Documents	9
Owned Intellectual Property	8
Parent	1
Parent Indemnified Parties	46
Parties	1
Party Dispute	54
Payoff Letters	9
Per Unit Merger Consideration	9
Permits	9
Permitted Liens	9
Person	9
Pre-Closing Tax Period	9
Pro Rata Share	10
Proceeding	9
Release	10

Representations and Warranties Insurance Policy	10
Representative	55
Securities Act	10
Settlement Amounts	13
Solvent	41
Straddle Period	10
Subsidiary	10
Surviving Company	11
Target Working Capital	10
Tax	10
Tax Returns	10
Taxing Authority	10
Transaction Expenses	11
Transfer Taxes	44
Units	11

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of September 11, 2017, by and among LS Holdings Company LLC, a Delaware limited liability company (“Holdco”), Ducommun LaBarge Technologies, Inc., an Arizona corporation (the “Parent”), DLS Company LLC, a Delaware limited liability company (“Merger Sub”), and the individual listed on Section 8.16 of the Disclosure Schedule, solely in its capacity as the Representative pursuant to Section 8.16. Holdco, Parent, Merger Sub and the Representative are referred to herein collectively as the “Parties.”

RECITALS

WHEREAS, Parent owns all of the outstanding limited liability company interests of Merger Sub;

WHEREAS, the Board of Managers of Holdco and the board of directors of Parent and managing member of Merger Sub have approved and declared advisable the merger of Merger Sub with and into Holdco upon the terms and subject to the conditions of this Agreement and the Act, and the Board of Managers of Holdco and the boards of directors of Parent and managing member of Merger Sub have approved and adopted this Agreement;

WHEREAS, the Board of Managers of Holdco and the boards of directors of Parent and managing member of Merger Sub have determined that the Merger is fair to and in the best interest of their respective members and stockholders; and

WHEREAS, Holdco has delivered to Parent a copy of a written consent of members of Holdco evidencing the approval of this Agreement, signed by certain members of Holdco constituting the approval necessary to authorize this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and subject to the terms and conditions set forth herein, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

For purposes of this Agreement, capitalized terms set forth in this Article I shall have the meanings ascribed to such terms in this Article I. Other capitalized terms, when used herein, shall have the meanings ascribed to such terms on the applicable page noted in the index of defined terms contained in this Agreement.

“2016 Audited Financial Statements” the audited consolidated balance sheets of the Companies as of December 31, 2016, and the related consolidated statements of income, changes in unitholders’ equity, and cash flows for the years then ended, together with the notes thereto.

“Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Parent or any of its Affiliates) concerning (a) a merger, consolidation, liquidation, recapitalization or other business combination transaction involving any of the Companies, (b) the issuance or acquisition of interests in any of the Companies, or (c) the sale, lease, exchange or other disposition of any significant portion of any of the Companies’ properties or assets.

“Act” means the Delaware Limited Liability Company Act.

“Adjustment Amount” means an amount (which can be negative) equal to the Final Merger Consideration (as finally determined pursuant to Section 2.10(a)(ii)) minus the Initial Merger Consideration.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, including the ability to elect the members of the board of directors or other governing body of such Person, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, unitary group, or other group recognized by applicable Tax Law.

“Allocable Share”, with respect to each Member, the applicable percentage set forth opposite the name of such Member on Schedule 1.

“Ancillary Agreements” means the Escrow Agreement, the Letters of Transmittal and each agreement, document, instrument or certificate contemplated by this Agreement or to be executed by the Parties in connection with the consummation of the transactions contemplated by this Agreement, in each case only as applicable to the relevant party or parties to such Ancillary Agreement, as indicated by the context in which such term is used; provided, however, the Employment Agreement, the Consulting Agreement and the Restricted Covenant and Intellectual Property Assignment Agreements shall not be Ancillary Agreements.

“Arbitration Firm” means Ernst & Young, or if such firm is unable or unwilling to act in such capacity, such other independent public accounting firm as mutually agreed upon by Parent and the Representative, or if they cannot agree, selected by mutual agreement of the independent public accounting firms regularly used by Parent and the Companies prior to the Closing in the conduct of their respective businesses.

“Business” means the design, development and production of lightning diverter strips and other lightning protection devices and products manufactured or offered for sale, or under development for manufacturing or sale, by the Companies during the 24-month period prior to the Closing Date.

“Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by Law to be closed for business.

“Cash” means, at any time, the aggregate amount of cash or cash equivalents (including marketable securities and liquid investments) of the Companies as of such time, including all checks received by the Companies but not yet cashed as of the Determination Time, less all liabilities of the Companies under outstanding checks, money orders or similar instruments of, or issued or sent by, the Companies that are outstanding as of such time (but only to the extent not included as a Current Liability in Closing Working Capital), in each case, determined in the accordance with GAAP and determined in the same manner as cash of the Companies was calculated on the 2016 Audited Financial Statements to the extent such calculation was in accordance with GAAP.

“Closing Cash” means the amount of Cash as of the Determination Time.

“Closing Debt” means the amount of Debt as of the Determination Time.

“Closing Working Capital” means the Net Working Capital as of the Determination Time.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” means either Holdco or Opco, as the case may be.

“Companies” means, collectively, Holdco and Opco.

“Company’s Knowledge” means the actual knowledge of Dave Wilmot and all facts of which Dave Wilmot, after reasonable inquiry, should be aware.

“Contracts” means all contracts, leases, licenses and other agreements (including any amendments and other modifications thereto), to which any Company is a party that are in effect on the date of this Agreement.

“Current Assets” means, as of any date of determination, all current assets of the Companies associated with the balance sheet and account line items listed on Schedule 2, determined in accordance with GAAP, the Sample Working Capital Calculation (to the extent the Sample Working Capital Calculation was prepared in accordance with GAAP) and the Annex to the Sample Working Capital Calculation.

“Current Liabilities” means, as of any date of determination, all current liabilities of Companies associated with the balance sheet and account line items listed on Schedule 2, determined in accordance with GAAP, the Sample Working Capital Calculation (to the extent the Sample Working Capital Calculation was prepared in accordance with GAAP) and the Annex to the Sample Working Capital Calculation.

“Debt” means, without duplication, all liabilities of the Companies for (a) borrowed money, loans or advances, (b) any other indebtedness that is evidenced by a note, bond, debenture or similar instrument, (c) interest rate swaps, collars, caps or similar obligations, (d) any drawn letters of credit and bankers’ acceptances issued for the account of the Companies, (e) deferred purchase price of property or services (other than trade payables), including noncompetition payments or earnout obligations issued or entered into in connection with any acquisition undertaken by the Companies prior to Closing, (f) lease obligations that are required to be classified as capitalized lease obligations in accordance with GAAP, (g) all obligations of the Companies secured by a Lien, (h) all interest rate protection agreements of the Companies (valued on a market quotation basis), (i) unfunded deferred compensation liabilities of the Companies, (j) liabilities referred to in clauses (a) through (i) of this definition of any Person other than any Company that is guaranteed by any Company and (k) any accrued interest, fees, prepayment penalties or other penalties in respect of any of the foregoing. Debt does not include any (x) intercompany Debt between or among the Companies, (y) any trade payables or accrued liabilities other than as specifically referred to above or (z) any liabilities taken into account in the calculation of Closing Working Capital.

“Determination Time” means 11:59 p.m., Pacific Time, on the day immediately prior to the Closing Date.

“Environmental Law” means all Laws, and all judicial and administrative orders and determinations, concerning public health and safety (as it relates to exposure to Hazardous Materials), worker health and safety, pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any Hazardous Materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products, byproducts or derivatives thereof, asbestos, polychlorinated biphenyls, noise or radiation.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA with any Company.

“Escrow Account” means the account established and maintained by the Escrow Agent into which the Working Capital Escrow Amount is deposited at Closing in accordance with the terms of the Escrow Agreement.

“Escrow Agent” means Wells Fargo Bank, National Association.

“Escrow Agreement” means that certain escrow agreement, dated as of date hereof, by and among the Representative, the Escrow Agent and Parent, attached hereto as Exhibit D.

“Expense Reserve Holdback” means an amount equal to $500,000.

“Flow-Thru Entity” means any entity, plan or arrangement that is treated for income Tax purposes as a partnership.

“Fraud” means an actual and intentional fraud, with the intent to deceive and with respect to the making of any representation or warranty in this Agreement.

“Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Existence and Good Standing; Power and Authority), Section 4.2 (Validity and Enforceability), Section 4.3 (Capitalization of the Company), Section 4.4 (Subsidiaries), Section 4.5(a)(i) (No Conflict; Required Filings and Consents), Section 4.26 (Brokers), Section 5.1 (Existence and Good Standing), Section 5.2 (Validity and Enforceability) and Section 5.5 (Brokers).

“GAAP” means United States generally accepted accounting principles applied on a consistent basis and, to the extent not inconsistent with GAAP, using the same accounting principles, practices, procedures, policies, assumptions and methods (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies) used by the Companies in the preparation of the 2016 Audited Financial Statements.

“Governmental Authority” means any (i) government; (ii) governmental or quasi- governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal); or (iii) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, in each case of clauses (i)-(iii) foregoing, whether federal, state, local, municipal, foreign, supranational or of any other jurisdiction.

“Hazardous Material” means any (a) material, substance, or waste in a solid, liquid, mineral or gas form, that in each case, whether naturally occurring or manmade, is defined or regulated as hazardous, acutely hazardous or toxic under Environmental Law; and (b) petroleum or petroleum-derived products, byproducts or derivatives thereof, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

“Holdco Operating Agreement” means the LS Holdings Company, LLC Amended and Restated Limited Liability Company Agreement, dated June 15, 2012, as amended from time to time.

“Indemnified Taxes” (and the correlative meaning “Indemnified Tax”) means, without duplication, any of the following Taxes (in each case, whether imposed, assessed, due or otherwise payable directly, as a successor or transferee, jointly and/or severally, pursuant to a Contract entered (or assumed) by any of the Companies on or prior to the Closing Date, in connection with the filing of a Tax Return filed by any of the Companies on or prior to the Closing Date, as a result of an assessment or adjustment by any Taxing Authority, by means of withholding, or for any other reason and whether disputed or not):

(i) All Taxes of any Member;

(ii) All Taxes of any Company (other than Transfer Taxes) for any Pre-Closing Tax Period, or portion of any Straddle Period ending on the Closing Date, other than any Tax liabilities included in Closing Working Capital, Closing Debt or Transaction Expenses, in each case, as finally determined;

(iii) All Taxes resulting from a breach of a covenant or other agreement of Representative contained in this Agreement;

(iv) All Taxes imposed as a result of any loss, reduction, disallowance, or unavailability (in whole or in part) of any refund (whether as cash or a credit or offset against Taxes otherwise payable) that (a) was received by any Company on or before the Closing Date; (b) was included in the computation of Closing Working Capital, Closing Debt or Transaction Expenses, in each case, as finally determined; or (c) gave rise to a payment to, or for the account of the Members, under Section 6.10; and

(v) The Members’ allocable share of any Transfer Taxes payable by the Members as determined under Section 6.6.

“Intellectual Property” means any and all worldwide: (a) patents, industrial design registrations, utility models, and applications for any of the foregoing, including all provisionals, divisionals, continuations, continuations-in-part, reissues, reexaminations, renewals and extensions; (b) trademarks, service marks, certification marks, logos, trade dress, trade names, Internet domain names, uniform resource locators, social media accounts and other source or business identifiers, whether registered or unregistered, all registrations and applications for any of the foregoing, all renewals and extensions thereof and all common law rights in and goodwill associated with any of the foregoing (collectively, “Trademarks”); (c) works of authorship (including software and databases), copyrights, mask works, registrations and applications for any of the foregoing, renewals and extensions thereof and all moral rights associated therewith; (d) trade secrets and other confidential, proprietary information, including (whether or not patentable), invention disclosures, ideas, developments, improvements, know-how, designs, drawings, algorithms, software, methods, processes, techniques, formulae, research and development, compilations, compositions, manufacturing and production processes, devices, technical data, specifications, reports, analyses, data analytics, customer lists, supplier lists, pricing and cost information and business and marketing plans and proposals (collectively, “Trade Secrets”); and (e) any other intellectual property rights recognized under applicable Law that are equivalent or similar to any of the foregoing.

“Incentive Units” means the Incentive Units of Holdco, as defined in the Holdco Operating Agreement.

“Initial Per Unit Merger Consideration” means an amount equal to $6.6693 for each Unit.

“Inventory” means the Companies’ inventory, including all raw materials and supplies, packaging materials, manufactured or purchased products or parts, work in process, finished products and goods, products and goods in transit and returned products and goods.

“Investor Units” means the Investor Units of Holdco, as defined in the Holdco Operating Agreement

“IRS” means the Internal Revenue Service.

“IT Assets” means software, hardware, systems, servers, networks, data communications lines, routers, hubs, switches and all information technology equipment, and all associated documentation, in each case, used or held for use in the operation of the Business.

“Law” means any United States, foreign, domestic, federal, territorial, state, provincial, local or municipal law, statute, ordinance, rule, common law, directive, determination, policy, guideline or regulation having the force of law.

“Leases” means all leases, subleases, concessions and other agreements (written or oral) pursuant to which the Company or any of its Subsidiaries holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or its Subsidiaries thereunder.

“Letter of Transmittal” means a letter of transmittal pursuant to which, among other things, each Member surrenders his, her or its Units to Parent, in the form attached hereto as Exhibit A.

“Liens” means any security interest, license, deed of trust, option, warrant, purchase right, right of first refusal, conditional sale and title retention agreement (including any lease in the nature thereof), charge, third-party claim, demand, mortgage, lien, pledge or other similar encumbrance.

“Material Adverse Effect” means any event, change, occurrence or development that has been or would reasonably be expected to be materially adverse to the business (including taking into account the customer, supplier or employee relationships), assets and properties, results of operations or condition (financial or otherwise) of the Companies or the Business, taken as a whole, or on the ability of any party hereto to consummate timely the transactions contemplated by this Agreement, regardless of the duration or persistence of such effects or changes, and regardless of whether or not such adverse effect or change can be cured or whether Parent has knowledge of such effect or change on the date hereof; provided that no such event, change, occurrence or development resulting or arising from or in connection with any of the following matters will be deemed, either alone or in combination, to constitute or contribute to, nor will be taken into account in determining whether there has been, a Material Adverse Effect: (a) general political, business, economic, financial or capital market conditions (including interest rates) to the extent that such event, change, occurrence or development does not disproportionately impact the Companies, (b) changes in Laws or Orders or interpretations thereof or changes in accounting standards, requirements or principles (including GAAP) to the extent that such event, change, occurrence or development does not disproportionately impact the Companies, (c) general conditions in the industries, markets or geographical areas in which the Companies operate to the extent that such event, change, occurrence or development does not disproportionately impact the Companies, (d) the announcement, execution or performance of this Agreement or the consummation of the transactions contemplated hereby, including the identity of Parent, (e) any action taken by the Companies as contemplated or permitted by this Agreement or with Parent’s consent, (f) any natural disaster, other acts of God or acts of terrorism, civil unrest, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof to the extent that such event, change, occurrence or development does not disproportionately impact the Companies, (g) any action required to be taken under any Law or Order by which the Companies (or any of their respective assets or properties) are bound, or (h) the failure, in and of itself, of the financial or operating performance of the Companies to meet internal or Parent projections, forecasts or budgets for any period (provided, that the underlying cause of such failure may still be considered in determined whether a Material Adverse Effect has occurred unless excluded by a different clause of this definition).

“Maximum Target Working Capital” means $1,700,000.

“Members” means all of the holders of Units.

“Merger Consideration” means an aggregate amount equal to $60,000,000 (the “Base Amount”), adjusted as follows:

(i) increased by the aggregate amount of Closing Cash;

(ii) in the event that the Closing Working Capital is greater than the Maximum Target Working Capital, increased by the amount by which the Closing Working Capital exceeds the Target Working Capital;

(iii) in the event that the Closing Working Capital is less than the Minimum Target Working Capital, reduced by the amount, by which the Target Working Capital exceeds the Closing Working Capital;

(iv) reduced by the aggregate amount of Closing Debt;

(v) reduced by the Transaction Expenses;

(vi) reduced by the Working Capital Escrow Amount; and

(vii) reduced by the Expense Reserve Holdback.

“Minimum Target Working Capital” means $1,400,000.

“Net Working Capital” means the amount by which (a) the Current Assets exceed (b) the Current Liabilities; provided, that the calculation of Net Working Capital shall exclude Cash, Transaction Expenses and Debt.

“Opco” means Lightning Diversion Systems, LLC, a Delaware limited liability company.

“Order” means any order, injunction, judgment, ruling, decree or writ of any Governmental Authority.

“Ordinary Course of Business” means the usual and ordinary course of business of the Companies in accordance with past custom and practice (including with respect to quantity, timing, duration and frequency).

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any of the Companies.

“Organizational Documents” means, with respect to any United States corporation, the articles or certificate of incorporation, as applicable, and the bylaws or code of regulations, as applicable, of such corporation; with respect to any United States limited liability company, the articles of organization and the limited liability company agreement or operating agreement, as applicable, of such limited liability company; and with respect to any United States general partnership or limited partnership, the certificate of partnership or certificate or limited partnership, as applicable, and the partnership agreement or limited partnership agreement, as applicable, of such general partnership or limited partnership.

“Payoff Letters” means the letters provided by the lenders of Debt to Holdco or Opco in connection with the repayment of the Debt as contemplated hereby.

“Permits” means any license, permit, authorization, franchise, registration, accreditation, order, approval, certificate of authority, qualification or similar rights that has been issued or granted by any Governmental Authority.

“Permitted Liens” means (a) Liens for current property Taxes, assessments and other charges of Governmental Authorities not yet due and payable or that may be paid thereafter without penalty or the amount or the validity of which is being contested and that have been fully reserved on the books of the applicable Company, (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties, (d) mechanics’, materialman’s, workman’s, repairmen’s, warehousemen’s, supplier’s, vendor’s, carriers’, landlords’ or other similar Liens arising or incurred in the Ordinary Course of Business or by operation of Law, (e) Liens, pledges or deposits to secure obligations in connection with workers’ compensation, unemployment insurance or to secure other public or statutory obligations, (f) with respect to the Leased Real Property, (i) easements, covenants, conditions and restrictions as to which no material violation or encroachment exists or, if such violation or encroachment exists, as to which the cure of such violation or encroachment would not materially interfere with the conduct of the business of the Companies, (ii) any condition that may be shown by a current, accurate survey and (iii) any zoning or other governmentally established restrictions or encumbrances, and (g) any Liens described in Section 1.1(a) of the Disclosure Schedule.

“Person” means any individual, sole proprietorship, partnership, corporation, limited liability company, joint venture, unincorporated society or association, trust, joint stock company or other legal entity or Governmental Authority.

“Per Unit Merger Consideration” means, with respect to any Unit, an amount equal to the sum of (a) the Initial Per Unit Merger Consideration, plus (b) such Unit’s Pro Rata Share of (i) the Adjustment Amount, if any, (ii) the amount of funds released or disbursed from the

Escrow Account to or for the benefit of the Members, if any, and (iii) the amount of funds released or disbursed from the Expense Reserve Holdback, if any.

“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date.

“Proceeding” means any action, claim, litigation, audit, grievance, suit, legal proceeding or administrative enforcement proceeding.

“Pro Rata Share” will be equal to one Unit divided by the total number of outstanding Units immediately prior to the Closing.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, disposing or dumping of a Hazardous Material in violation of Environmental Law.

“Representations and Warranties Insurance Policy” means a policy of insurance providing coverage against the inaccuracy or breach of Holdco’s representations and warranties in Article IV hereof, a copy of which is attached hereto as Exhibit B.

“Sample Working Capital Calculation” means the Sample Working Capital Calculation set forth on Schedule 2.

“Securities Act” means the Securities Act of 1933, as amended.

“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, limited liability company, association or other business entity, a majority of the partnership, membership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof.

“Target Working Capital” means $1,550,000.

“Tax” means any net income, alternative or add-on minimum tax, gross income, net or gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, unclaimed or abandoned property, environmental or windfall profit tax, custom, duty or other tax, similar governmental fee or other similar assessment or similar charge of any kind whatsoever, together with any interest penalties, additions to tax or additional amounts imposed by any Taxing Authority.

“Tax Returns” means all Tax returns, statements, information returns, declarations, claims for refunds, reports and forms, including any schedule or attachment thereto, required to be filed with (or actually filed with) any Taxing Authority.

“Taxing Authority” means any Governmental Authority responsible for the administration or imposition of any Tax.

“Transaction Agreements” means the Ancillary Agreements, the Consulting Agreement and the Restrictive Covenant and Intellectual Property Assignment Agreements.

“Transaction Expenses” means all of the unpaid fees, costs and expenses payable by the Companies or incurred by the Companies in connection with the consummation of the transactions contemplated hereby, including, without limitation, (a) all of the fees, expenses and other costs of legal counsel, accountants, advisors, investment bankers, brokers, representatives, consultants and other third-parties, (b) all change of control, retention, severance, termination, sale bonus or similar payments payable to officers, directors, employees, managers, consultants or independent contractors of the Companies as a result of or in connection with the consummation of the transactions contemplated hereby, (c) any amounts paid in connection with obtaining any consents of Governmental Authorities or other third-parties in connection with the transactions contemplated by this Agreement and (d) employer’s share of payroll Taxes attributable to any payments made in anticipation of, in connection with, or otherwise related to, the transactions contemplated by this Agreement, but excluding any fees, costs or expenses incurred on behalf of or at the instruction of Parent or Merger Sub.

“Units” means, collectively, all of the issued and outstanding Investor Units and Incentive Units.

“Working Capital Escrow Amount” means $500,000.

ARTICLE II

EFFECTS OF MERGER

2.1 Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Act, Merger Sub shall be merged with and into Holdco (the “Merger”) at the Effective Time. Following the Effective Time, the separate existence of Merger Sub shall cease and Holdco shall continue as the surviving entity of the Merger (the “Surviving Company”) and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the Act.

2.2 Closing of the Merger. The closing of the Merger (the “Closing”) will take place remotely via the exchange of documents and signatures (including by email or facsimile) simultaneous with the execution and delivery of this Agreement (such date of execution and delivery, the “Closing Date”). All proceedings to be taken and all documents to be executed and delivered by all Parties at the Closing will be deemed to have been taken and executed simultaneously and no proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

2.3 Effective Time. Subject to the terms and conditions set forth in this Agreement, at the Closing (or such other date as Parent and the Representative may agree), the parties hereto shall cause a certificate of merger (in any such case, the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in such form as required by, and in accordance with applicable provisions of, the Act. The Merger shall become effective at the time that the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date and time as specified in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

2.4 Effect of the Merger. At and after the Effective Time, the Merger will have the effect set forth in this Agreement and the applicable provisions of the Certificate of Merger and Section 209 of the Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of Holdco and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of Holdco and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

2.5 Certificate of Formation. From and after the Effective Time, the certificate of formation of Holdco as in effect immediately prior to the Effective Time shall be the certificate of formation of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law, in each case consistent with the obligations set forth in Section 6.2.

2.6 Limited Liability Company Agreement. From and after the Effective Time, the limited liability company agreement of Merger Sub as in effect immediately prior to the Effective Time shall be the limited liability company agreement of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law, in each case consistent with the obligations set forth in Section 6.2.

2.7 Managers and Officers. From and after the Effective Time the Persons serving as managers and/or officers of Merger Sub immediately prior to the Effective Time shall be the initial managers and/or officers of the Surviving Company in office immediately prior to the Effective Time, in each case, in accordance with the Organizational Documents of the Surviving Company and applicable Law, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of formation and the limited liability company agreement of the Surviving Company and applicable Law.

2.8 Effect on Units. At the Effective Time, by virtue of the Merger and without any action on the part of Holdco, Parent, Merger Sub or the holders of any of the securities of any of the foregoing:

(a) All of the limited liability company interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into 100% of the limited liability company interests of the Surviving Company; and

(b) Subject to Section 2.10 and Section 2.11, each Unit issued and outstanding immediately prior to the Effective Time shall be canceled, extinguished and automatically converted into the right to receive an amount of cash (without interest) equal to the Per Unit Merger Consideration.

2.9 Merger Consideration.

(a) Merger Consideration. The Merger Consideration shall be estimated and finally determined pursuant to Section 2.9 and Section 2.10. The Merger Consideration shall be paid as and when described herein.

(b) Determination of Merger Consideration. The Merger Consideration shall be estimated and finally determined as follows:

(i) Attached hereto as Exhibit C is a statement (the “Estimated Closing Statement”) containing (i) Holdco’s good faith estimate of Closing Working Capital, Closing Cash, Closing Debt and Transaction Expenses and (ii) Holdco’s calculation of the Merger Consideration based on such estimates (the “Initial Merger Consideration”), and (iii) the aggregate amount of Initial Per Unit Merger Consideration payable to each Member. The Estimated Closing Statement and all computations and determinations contained therein shall be prepared in accordance with the accounting principles, practices, procedures, policies, methods, classifications, judgments, assumptions, techniques, elections, inclusions, exclusions and valuation and estimation methodologies utilized in the preparation of the 2016 Audited Financial Statements.

(c) Closing Payments. At the Closing, Parent shall make the following payments:

(i) Parent shall (i) on behalf of the Companies, pay or cause to be paid all Debt outstanding as of the Closing in full to the party or parties entitled thereto in the amounts set forth on the Estimated Closing Statement, (ii) on behalf of the Members, Holdco or any of their respective Affiliates, pay or cause to be paid the Transaction Expenses to the Persons entitled thereto in the amounts set forth on the Estimated Closing Statement, (iii) pay or cause to be paid the Working Capital Escrow Amount into the Escrow Account to be held by the Escrow Agent in accordance with the terms of the Escrow Agreement, (iv) pay or cause to be paid an amount equal to the Expense Reserve Holdback to the Representative or its designee on behalf of the Members and (v) on behalf of California nonresident Members, pay to the Company (which amounts the Company will remit to the California Franchise Tax Board) the amount of any withholdings made pursuant to Section 2.9(c)(ii) below (collectively, the “Settlement Amounts”); and

(ii) Parent shall pay the amounts contemplated by Section 2.11(a) (net of applicable withholding on California nonresident Members) to the Members who have delivered their respective Letters of Transmittal in accordance with Section 2.11(a).

(d) Allocation of Merger Consideration. Parent, the Representative and Members agree that the Merger is intended for all applicable income Tax purposes to be treated as a sale of partnership interests by the Members and a purchase of assets of Holdco (including the assets of Opco) by Parent. Within sixty (60) days of the final determination of Closing Working Capital, Parent shall provide to the Representative a schedule allocating the purchase price (including the applicable liabilities of the Companies) among the assets of Holdco and Opco (the “Allocation Schedule”). The Allocation Schedule will be prepared in accordance with the applicable provisions of the Code and the allocation methodologies set forth on Schedule 2.9(d). If within thirty (30) days of receiving the Allocation Schedule, the Representative has not objected, the Allocation Schedule shall be final and binding. If within thirty (30) days the Representative objects to the Allocation Schedule, the Representative and Parent shall cooperate in good faith to resolve their differences, provided that if after thirty (30) days, the Representative and Parent are unable to agree, the parties shall retain the Arbitration Firm to resolve their dispute, provided that the Arbitration Firm utilize the methodologies for determining fair market value as set forth on Schedule 2.9(d). The determination of the Arbitration Firm shall be final and binding on all parties. The cost of the Arbitration Firm shall be shared equally by the Members and Parent. The Parties agree (i) to be bound by the Allocation Schedule, as finally determined, (ii) to act in accordance with the Allocation Schedule, as finally determined, in the preparation of financial statements and filing of all Tax Returns (including filing Form 8594 with the United States federal Tax Return for the taxable year that includes the Closing Date) and in the course of any Tax audit, Tax review or Tax litigation relating thereto, and (iii) to take no position and to cause their Affiliates to take no position inconsistent with the Allocation Schedule, as finally determined, for Tax purposes, including United States federal and state income Tax and foreign income Tax.

2.10 Merger Consideration Adjustment.

(a) Post-Closing Adjustment.

(i) As promptly as practicable, but in no event later than 75 days after the Closing Date, Parent shall cause Holdco to prepare and deliver to the Representative a consolidated balance sheet of the Companies as of the Determination Time together with a statement (the “Closing Statement”) containing Parent’s determination, with supporting detail, of the actual amounts of Closing Working Capital, Closing Cash, Closing Debt and Transaction Expenses, and Parent’s calculation of the Merger Consideration based on such amounts (such amount, as finally determined in accordance with this Section 2.10, the “Final Merger Consideration”). The Closing Statement, the Final Merger Consideration and all computations, determinations, accounting principles and adjustments contained therein shall be prepared in accordance with the accounting principles, practices, procedures, policies, methods, classifications, judgments, assumptions, techniques, elections, inclusions, exclusions and valuation and estimation methodologies utilized in the preparation of the 2016 Audited Financial Statements and the Sample Working Capital Calculation. The Closing

Statement shall not include any changes in assets or liabilities as a result of purchase accounting adjustments. The Parties agree that the purpose of preparing the Closing Statement and determining the Closing Working Capital is to measure the difference between agreed upon elements of Closing Working Capital as of the Determination Time compared to the Estimated Working Capital. Such processes are not intended to permit the introduction of different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of determining the Closing Working Capital from those used to determine the Sample Working Capital unless a new Current Asset or new Current Liability arises that did not exist at the time of the preparation of the Sample Working Capital.

(ii) Within 45 days following receipt by the Representative of the Closing Statement, the Representative shall deliver written notice to Parent of any dispute it has with respect to the preparation or content of the Closing Statement (a “Dispute Notice”). If the Representative does not deliver a Dispute Notice within such 45-day period, the Closing Statement will be final, conclusive and binding on the Parties. If the Representative does deliver a Dispute Notice within such 45-day period, Parent and the Representative shall negotiate in good faith to resolve each disputed item raised therein (each a “Disputed Item”). If Parent and the Representative, notwithstanding such good faith effort, fail to resolve such dispute within 60 days after Parent’s receipt of the Dispute Notice, the Parties shall within five Business Days, submit any outstanding Disputed Item to the Arbitration Firm, who shall be engaged to provide a final and conclusive resolution of all unresolved Disputed Items as promptly as practicable, but in no event more than 60 days after the date of such engagement. The Arbitration Firm shall determine only those issues that remain in dispute. In resolving any Disputed Items, the Arbitration Firm may not assign a value to any Disputed Item greater than the greatest value for such item assigned by Parent in the Closing Statement, on the one hand, or the Representative in the Dispute Notice, on the other hand, or less than the smallest value for such item assigned by Parent in the Closing Statement, on the one hand, or the Representative in the Dispute Notice, on the other hand. The Arbitration Firm’s determination will be based solely on written submissions by Parent and the Representative (i.e., not on the basis of an independent review and testimony) and in accordance with the guidelines and procedures set forth in this Agreement. The Arbitration Firm’s determination shall be made within 30 Business Days of such submissions, shall be set forth in a written report which shall include an explanation of the reasons for its determination on each matter in dispute and shall be final, binding and conclusive on the parties. The fees and expenses of the Arbitration Firm shall be allocated by the Arbitration Firm based on the aggregate percentage that the portions of the contested amounts not awarded to each party bear to the aggregate amounts contested by such party, and each party shall bear its own other expenses in connection therewith, including its attorneys’ and accountants’ fees.

(b) Access. For purposes of complying with the terms set forth in this Section 2.10, at all times until the Final Merger Consideration is finally determined pursuant to Section 2.10(a)(ii), each Party shall cooperate with and make available to the other Party and its representatives all information, records, data and working papers and shall permit access (during normal business hours and upon reasonable advance notice) to its accounting personnel, as reasonably requested, in connection with the preparation and analysis of the Closing Statement and any Dispute Notices and the resolution of any disputes thereunder.

(c) Downward Adjustment. If the Final Merger Consideration (as finally determined pursuant to Section 2.10(a)(ii)) is less than Initial Merger Consideration paid on the Closing Date, then within two Business Days from the date on which the Final Merger Consideration finally is determined pursuant to Section 2.10(a)(ii) (i) the Representative and Parent shall deliver a joint written authorization to the Escrow Agent authorizing the Escrow Agent to release from the Working Capital Escrow Amount, an amount of cash equal to the difference between the Initial Merger Consideration and the Final Merger Consideration (such amount, the “Downward Adjustment”) to Parent within five Business Days from the date on which the Final Merger Consideration is finally determined pursuant to Section 2.10(a)(ii), and (ii) if the amount of the Downward Adjustment exceeds the amount of the Working Capital Escrow Amount, the Representative shall pay to Parent the amount of such excess.

(d) Upward Adjustment. If the Final Merger Consideration (as finally determined pursuant to Section 2.10(a)(ii)) is greater than Initial Merger Consideration paid on the Closing Date, then Parent shall pay to the Representative (for the benefit of the Members based on each Member’s Allocable Share) the Adjustment Amount within five Business Days from the date on which the Final Merger Consideration is finally determined pursuant to Section 2.10(a)(ii).

(e) Release of Working Capital Escrow Amount. In the event any portion of the Working Capital Escrow Amount remains in Escrow Account following payment of the Adjustment Amount pursuant to this Section 2.10, Parent and the Representative shall jointly direct the Escrow Agent to promptly pay to the Representative (for the benefit of the Members based on each Member’s Allocable Share) such portion of the Working Capital Escrow Amount remaining in the Escrow Account.

2.11 Exchange of Letters of Transmittal

(a) Payment. At the Closing, (i) each Member may deliver to the Surviving Company (A) a duly completed and validly executed Letter of Transmittal and (B) if certificates evidencing such Member’s Units have been issued to such Member prior to the Effective Time, the certificates representing the Units, and (ii) the Parent shall, or shall cause the Surviving Company to, pay to each such Member, the applicable Initial Per Unit Merger Consideration (net of applicable withholding on California nonresident Members).

(b) Exchange Procedures. To the extent any Member does not deliver a Letter of Transmittal to the Surviving Company at the Closing, then, promptly after the

Effective Time, Parent shall cause the Surviving Company to mail to such Member a Letter of Transmittal. Upon receipt by the Surviving Company of a duly completed and validly executed Letter of Transmittal (provided that such Letter of Transmittal and certificates representing the Units, if any, are received by the Surviving Company on or prior to the date that is 12 months following the Closing), the Member will be entitled to receive in exchange therefor, and the Parent shall pay to such Member within five Business Days after receipt of such Letter of Transmittal, the Initial Per Unit Merger Consideration (net of applicable withholding on California nonresident Members). All cash paid upon the delivery of Letters of Transmittal in accordance with the terms of this Section 2.11 (including cash deposited into the Escrow Account, constituting part of the Expense Reserve Holdback or payable to Members as part of the Adjustment Amount, if any) will be deemed to have been paid in full satisfaction of all rights pertaining to the Units represented by such Letters of Transmittal. If, after the Effective Time, certificates are presented to the Surviving Company for any reason, they will be cancelled and exchanged for payment as provided in this Section 2.11, except as otherwise provided by Law. If any Unit certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by the Surviving Company, delivering a bond as indemnity against any claim that may be made against it with respect to such certificate, Parent shall pay, in exchange for such lost, stolen or destroyed certificate, the applicable Initial Per Unit Merger Consideration to which the applicable Member is entitled to pursuant to Article II.

(c) No Further Ownership Rights of Units; Closing of Holdco Transfer Books. At and after the Effective Time, each Member shall cease to have any rights as a Member of Holdco, except for the right to surrender his, her or its Letter of Transmittal and Unit certificates, if any, in exchange for the applicable Per Unit Merger Consideration. At the Effective Time, Holdco’s transfer books will be closed and no transfer of Units will thereafter be made.

2.12 Escrow Agreement In connection with the Closing, the Representative, Parent and the Escrow Agent shall enter into the Escrow Agreement. Upon the funding of the Escrow Account at the Closing by Parent pursuant to Section 2.9(b)(iii), the Escrow Account will be solely available to satisfy any adjustments pursuant to Section 2.10(c). The Escrow Amount shall be held and distributed pursuant to the terms of the Escrow Agreement. The fees and expenses of the Escrow Agent shall be borne 50% by the Representative and 50% by Parent.

2.13 Withholding Parent, the Companies and the Escrow Agent will be entitled to deduct and withhold from any amount payable pursuant to this Agreement (including payments of Merger Consideration and releases of amounts held in the Escrow Account) such amounts as the applicable withholding agent (or any Affiliate thereof) shall determine in good faith they are required to deduct and withhold with respect to the making of such payment under the Code or any other provision of applicable Laws. To the extent that amounts are so withheld by Parent, the Companies or the Escrow Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding were made.

ARTICLE III

CLOSING DELIVERIES

3.1 Deliveries by Holdco. At the Closing, Holdco shall deliver or cause to be delivered to Parent the following items:

(a) a copy of the Certificate of Merger, duly executed on behalf of Holdco;

(b) a copy of the Escrow Agreement, duly executed by the Representative;

(c) the Payoff Letters reflecting all outstanding Debt as of the Closing Date and containing a commitment to deliver UCC termination statements or other Lien releases as may be reasonably required to evidence the release of any Liens related to such Debt;

(d) a certified copy of the resolution (or written consent) of the Members holding at least a majority of the Units of Holdco and Holdco’s board of managers authorizing the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement

(e) a certificate signed by an officer of Holdco attaching true and correct copies of the Companies’ respective Organizational Documents certified by the Secretary of State of the State of Delaware, as applicable;

(f) a certificate of good standing of each of Holdings and Opco from the Secretary of State of the State of Delaware dated as of a date no more than five Business Days prior to the Closing Date;

(g) copy of the Employment Agreement, by and between Opco and Dave Wilmot, duly executed by Opco and Dave Wilmot substantially in the forms attached hereto as Exhibit E (the “Employment Agreement”);

(h) copy of the Consulting Agreement, by and among, Opco, Prescient Avionics, LLC and Dave Macy, duly executed by Opco, Prescient Avionics, LLC and Dave Macy substantially in the form attached hereto as Exhibit F (the “Consulting Agreement”);

(i) copies of termination agreements, in form and substance reasonably satisfactory to Parent, evidencing the termination of the agreements and documents set forth on Schedule 3.1(i), in each case with no further obligation of the Companies thereof, duly executed by the parties thereto

(j) a copy of a Restrictive Covenant Agreement, in the form attached hereto as Exhibit G, duly executed by the individuals listed on Schedule 3.1(j) (each, a “Restrictive Covenant Agreement”);

(k) copies of Intellectual Property Assignment Agreements, in the form attached hereto as Exhibit H, duly executed by the individuals listed on Schedule 3.1(k) (each, an “Intellectual Property Assignment Agreement”);

(l) the resignations, in writing, effective as of the Effective Time, of such managers, officers and executives whose resignation is requested by Parent in writing at least five Business Days prior to the Closing, in each case in their capacities as such;

(m) from the Company, a properly completed and executed certificate in a form that complies with Temporary Treasury Regulation Section 1.1445-11T(d)(2);

(n) from each Member holding at least five percent (5%) of the Units, a duly executed Letter of Transmittal, which Letter of Transmittal shall include a General Release of Claims in a form reasonably acceptable to Parent; and

(o) a CD containing true, correct and complete copies of such documents or agreements (together with all amendments, waivers or other changes thereto), and an index of such documents and agreements, which were posted to the Project Zeus online data room hosted by Firmex as of 11:59 p.m. Pacific time on the second day prior to the date of this Agreement or, if such day is not a Business Day, then as of the Business Day immediately preceding such day.

3.2 Deliveries by Parent. At the Closing, Parent shall deliver to the Representative or the Persons identified below the following items:

(a) a copy of the Certificate of Merger, duly executed on behalf of Parent and Merger Sub;

(b) the Initial Merger Consideration and the Settlement Amounts, paid in accordance with Section 2.9 to the Persons entitled thereto;

(c) a copy of the Escrow Agreement, duly executed by Parent and the Escrow Agent;

(d) a copy of the Representations and Warranties Insurance Policy showing Parent as the insured;

(e) a certified copy of the resolution (or written consent) of Parent’s board of directors and Merger Sub’s managing member authorizing execution and delivery of this Agreement and consummation of the Merger;

(f) a copy of the Parent Guaranty, in the form attached hereto as Exhibit I, duly executed by Ducommun Incorporated.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HOLDCO

Except as set forth in the disclosure schedule provided by Holdco to Parent on the date hereof (the “Disclosure Schedule ”), Holdco represents and warrants to Parent and Merger Sub that the statements contained in this Article IV are true and correct as of the date hereof.

4.1 Existence and Good Standing; Power and Authority. Each of the Companies is a limited liability company duly organized and validly existing under the laws of the State of Delaware. Each of the Companies has all necessary limited liability company power and authority to own, operate, use or lease the properties and assets now owned, operated, used or leased by it and to carry on its business as it is currently conducted. Each of the Companies is duly licensed or qualified to do business and is in good standing (or its equivalent) in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect. Neither of the Companies is qualified to do business as a foreign entity.

4.2 Validity and Enforceability. Holdco has the requisite limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and the Transaction Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Transaction Agreements to which it is a party and the consummation of the transactions contemplated herein and therein have been duly and validly authorized by all necessary limited liability company action on the part of Holdco. This Agreement and each of the Transaction Agreements to which Holdco is a party have been duly executed and delivered by Holdco and, assuming due authorization, execution and delivery by Parent and the other parties thereto, represent the legal, valid and binding obligation of Holdco, enforceable against it in accordance with their respective terms, subject to subject to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “General Enforceability Exceptions”).

4.3 Capitalization of the Companies. All of the issued and outstanding equity interests of Holdco are owned beneficially and of record by the Members as set forth on Section 4.3 of the Disclosure Schedule. Holdco owns all of the issued and outstanding equity interests of Opco. All of the issued and outstanding equity interests of the Companies have been duly authorized and validly issued and are nonassessable and free of preemptive rights. Except for the Holdco Operating Agreement (which will be terminated at the Effective Time), there are no outstanding (i) subscriptions, options, warrants, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements providing for the purchase, issuance or sale of any equity interests of the Companies or (ii) contractual obligations of the Companies to repurchase, redeem or otherwise acquire any equity interests or other securities convertible into or exchangeable for equity interests of the Companies (now, in the future or upon the occurrence of any contingency), or make any investment (in the form of a loan, capital contribution or otherwise) in any Person. There are no outstanding or authorized equity appreciation, phantom equity, profit participation or similar rights with respect to the Companies.

4.4 Subsidiaries. Except for Opco, Holdco does not have any Subsidiaries, nor does Holdings hold any direct or indirect beneficial interest in any Person other than Opco. Opco does not have any Subsidiaries, nor does Opco hold any direct or indirect beneficial interest in any other Person.

4.5 No Conflict; Required Filings and Consents.

(a) Neither the execution and delivery by Holdco of this Agreement or the Transaction Agreements to which Holdco is a party, nor the consummation by Holdco of the transactions contemplated herein or therein, nor compliance by Holdco with any of the provisions hereof or thereof, will (i) violate or result in a breach or default of any provisions of the Holdco’s Organizational Documents, (ii) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation or imposition of a Lien upon any property or assets of the Companies, pursuant to any material Contract to which any Company is a party or any material Permit granted to the Companies, or (iii) violate any Order or Law applicable to the Companies or any of their respective properties or assets.

(b) Except as required under Holdco’s Organizational Documents, no consent of any Person is required to be obtained by Holdco for the consummation by Holdco of the transactions contemplated in this Agreement.

4.6 Financial Statements.

(a) Copies of the following financial statements have been made available to Parent for its review: (i) the audited consolidated balance sheets of the Companies as of December 31, 2015 and December 31, 2016, and the related consolidated statements of income, changes in unitholders’ equity, and cash flows for the years then ended, together with the notes thereto (the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Companies as of June 30, 2017 (the “Balance Sheet Date”), and the related unaudited consolidated statement of income for the six-month period then ended (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”).

(b) The Audited Financial Statements have been prepared in accordance with GAAP and fairly present, in all material respects, the financial position of the Companies as of the stated dates, and the results of their operations and their cash flow for the years then ended in accordance with GAAP. The Interim Financial Statements (i) have been prepared by management in accordance with policies and procedures consistent with the past practices of the Companies, (ii) except as set forth on Section 4.6(b) of the Disclosure Schedule, have been prepared in accordance with GAAP and (iii) fairly present, in all material respects, the financial position of the Companies as of the Balance

Sheet Date, and the results of their operations for the period then ended in accordance with policies and procedures consistent with the past practices of the Companies.

4.7 Conduct of Business.

(a) Since the Balance Sheet Date (i) the Companies have conducted their respective businesses and operations in the Ordinary Course of Business and (ii) there has not been any event, change, occurrence or development (including changes in the assets, liabilities, financial condition, prospects or operations of the Companies from that reflected in the Financial Statements) that had or would reasonably be expected to have a Material Adverse Effect and none of which relates to breach of contract, breach of warranty, tort, infringement, misappropriation, violation of Law or any Proceeding.

(b) Except as set forth on the Section 4.7(b) of the Disclosure Schedule, since the Balance Sheet Date, the Companies have not:

(i) entered into any Material Contract or had any acceleration, termination, amendment, modification, waiver or change in any Material Contract;

(ii) redeemed or purchased, directly or indirectly, any of its equity interests or declared or paid any dividends or distributions (other than tax distributions paid in the Ordinary Course of Business) with respect to any of its equity interests or permitted any other withdrawal or distribution of funds or other assets from the Companies to any of their respective Affiliates other than normal and reasonable salaries and the payment of the Companies’ normal expenses in the Ordinary Course of Business;

(iii) discharged or satisfied any material Lien or paid any material liability, other than current liabilities paid in the Ordinary Course of Business;

(iv) mortgaged, pledged or subjected to or allowed to exist any Lien on any of the assets used in the operation of the Business, except for Permitted Liens or Liens that have been or will be released on or prior to the Closing;

(v) sold, assigned, leased, transferred or otherwise disposed of any of its tangible assets, except in the Ordinary Course of Business, or canceled without fair consideration any debts or claims owing to or held by them;

(vi) sold, assigned, licensed, transferred, permit to be subject to any Lien (other than Permitted Liens), or otherwise disposed of any Business Intellectual Property or other intangible assets (including abandoning or permitting the lapse of any Business Intellectual Property), or failed to protect or maintain in full force and effect any Business Intellectual Property (including disclosing any trade secrets or confidential or proprietary information to any Person other than Parent and Parent’s representatives, agents and attorneys);

(vii) (A) granted any increase in wages, salary or bonus or otherwise increased the compensation payable to any director, officer, employee, consultant, advisor, individual service provider or agent employed or engaged in connection with or rendering services (except wage or salary increases required by any existing Material Contracts), (B) materially changed the terms of employment for any employee, (C) terminated the employment or accepted the resignation of any employee or (D) taken any action to accelerate the vesting or payment of any compensation or benefit for any employee, officer, director, independent contractor or consultant;

(viii) entered into any agreement with any Person, which, in the event of a sale or other transfer of any of the Companies’ equity or assets, would give rise to an obligation of the Companies and/or any of their respective Affiliates to pay to such Person a severance payment, change of control payment, transaction bonus, similar payment or other consideration of any nature whatsoever;

(ix) entered into, established, amended, terminated, made any contribution to, granted any increase in the benefits provided under or became bound by any employee benefit plan or arrangement or any collective bargaining agreement or relationship;

(x) made any capital expenditure commitments;

(xi) borrowed any money or issued or exchanged any notes or other evidences of any indebtedness for borrowed money or incurred or become subject to any material liability or obligation, except for current liabilities incurred in the Ordinary Course of Business and liabilities under Contracts entered into in the Ordinary Course of Business;

(xii) made any loans or advances to, or guarantees for the benefit of, any Person, except for advances made to employees in the Ordinary Course of Business pursuant to written employee policies set forth on the Disclosure Schedule;

(xiii) delayed or postponed the payment of any accounts payable and other material liabilities; accelerated or accepted the prepayment of any notes payable to the Companies; or accelerated the payment of or accepted the prepayment of accounts receivable, in each case, other than in the Ordinary Course of Business;

(xiv) changed conduct related to cash management customs and practices (including with respect to maintenance of working capital balances, collection of accounts receivable, payment of accounts payable, accrued liabilities and other liabilities and pricing and credit policies, or the sale, securitization, factoring or transfer of any accounts receivable);

(xv) accelerated the delivery or sale of products, offered discounts or price protections on the sale of products, delayed or cancelled the purchase of products or Inventory, or paid premiums on the purchase of products, in each case, outside the Ordinary Course of Business;

(xvi) waived any rights of material value, whether or not in the Ordinary Course of Business, or settled or compromised any material Proceeding;

(xvii) instituted any Proceeding for an amount involving in excess of $25,000 in the aggregate or involving equitable or injunctive relief;

(xviii) suffered any damage, destruction, theft or casualty loss to its tangible assets in excess of $25,000, whether or not covered by insurance;

(xix) materially diminished, increased or terminated any material promotional program;

(xx) entered into a new line of business or abandoned or discontinued any existing line of business;

(xxi) written down the value of any assets or Inventory or written off any notes or accounts receivable, in each case, other for which reserves or accruals have been established in the Interim Financial Statements;

(xxii) entered into, modified or terminated any purchase orders outside the Ordinary Course of Business;

(xxiii) taken or omitted to take any action which has or would reasonably be expected to result in a Material Adverse Effect; or

(xxiv) entered into any Contract or other agreement to do any of the foregoing.

4.8 Taxes.

(a) Each of the Companies has filed all Tax Returns that it was required to file and has paid or withheld all Taxes shown thereon as due and owing. All such Tax Returns were correct and complete in all material respects. The Companies have paid all Taxes shown as payable on a Tax Return and have no material liability for any Taxes that were payable prior to the Closing Date (whether or not such Tax is shown as payable on a Tax Return).

(b) No Company has agreed to any extension or waiver of the statute of limitations applicable to any Tax Return, or agreed to any extension of time with respect to a Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired. No Company has a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or other request pending with any Taxing Authority that relates to the Taxes or Tax Returns of any Company. No power of attorney granted by any Company with respect to any Taxes is currently in force.

(c) No Company is a party to any Tax allocation or sharing agreement. No Company has ever been a member of any Affiliated Group. No Company is liable for Taxes of any other Person as a result of successor liability, transferee liability, joint or several liability, or otherwise.

(d) There are no Liens for unpaid Taxes on the assets of the Companies, except Permitted Liens.

(e) As of the date of this Agreement, there is no Proceeding currently pending, in progress, or to the knowledge of the Members, threatened with respect to any Company in respect of any Tax. No Company (nor, to the Company’s Knowledge, any Member as a result of its ownership of Holdco) has received in the past five (5) years a written notice from any Taxing Authority that any Company (or such Member as a result of its ownership of Holdco) is required to pay Taxes or file Tax Returns in a jurisdiction in which such Company (or such Member as a result of its ownership of Holdco) does not file Tax Returns or pay Taxes. No Company has commenced a voluntary disclosure proceeding in any state or local or non-U.S. jurisdiction that has not been fully resolved or settled.

(f) All Taxes of each Company not yet due and payable have been fully accrued on the books of the applicable Company.

(g) Each Company has timely and properly withheld (i) all required amounts from payments to its employees, agents, contractors, nonresidents, members, lenders, and other Persons and (ii) all sales, use, ad valorem, and value added Taxes. Each Company timely remitted all withheld Taxes to the proper Taxing Authority in accordance with all applicable Laws.

(h) None of the Member is a foreign person within the meaning of Code Section 1445.

(i) No Company has engaged in any transaction that could affect the income Tax liability for any period not closed by the statute of limitations (i) which is a “reportable transaction” or (ii) which is a “listed transaction.”

(j) No Company is subject to a material Tax holiday or Tax incentive or grant in any jurisdiction that based on applicable Law could be subject to recapture at or following the Closing.

(k) No Company has agreed to pay, gross up, or otherwise indemnify any employee or contractor for any employment or income Taxes.

(l) No holders of Units shall be treated as realizing any compensation income for income Tax or employment Tax purposes in connection with the “vesting” of a Unit, a capital shift resulting from the terms of this agreement or the operating agreement, or any other payment provided to be made to a holder of Units.

(m) Holdco is (and has been for its entire existence) classified as a partnership for all income Tax purposes, no election has been made (or is pending) to change such treatment and Holdco has never been publicly traded. Opco is (and has been for its entire existence) classified as a “disregarded entity” for all income Tax purposes and no election has been made (or is pending) to change such treatment.

(n) No Company pays any income Taxes in any state or local or non-U.S. jurisdiction and no Company is obligated, or has agreed, to pay any income Taxes of any of its Members (direct or indirect) (by means of withholding, electing to file composite returns in any jurisdiction, or otherwise).

(o) No Member (or former member) has any right to any distributions with respect to Taxes (or otherwise) from any Company that will survive the Closing.

(p) No Company owns an interest in any Flow-Thru Entity (other than Holdco’s owning of interests in Opco).

(q) No asset of any Company is tax-exempt use property under Code Section 168(h). No portion of the cost of any asset of any Company has been financed directly or indirectly from the proceeds of any tax-exempt state or local government obligation described in Code Section 103(a). None of the assets of any Company is property that is required to be treated as being owned by any other person pursuant to the safe harbor lease provision of former Code Section 168(f)(8).

Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties set forth in Section 4.8 (Taxes) and Section 4.18 (Employee Benefit Plans) are the sole representations and warranties of Holdco relating to Tax matters.

4.9 Real Property. Neither of the Companies owns any real property. Section 4.9 of the Disclosure Schedule lists of the address of all of the real property leased by the Companies (the “Leased Real Property”) and sets forth a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Leased Real Property. (a) Each of the Leases for the Leased Real Property is legal, valid, binding, enforceable and in full force and effect as of the date of this Agreement and will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement, and no consent by any party to such Lease is required in order to consummate the transactions contemplated by this Agreement; (b) all rents and additional rents due to date under such Leases have been paid; as of the date of this Agreement; (c) the Companies’ possession and quiet enjoyment of the Leased Real Property under such Leases has not been disturbed; (d) no security deposit or portion thereof deposited with respect to such Leases have been applied in respect of a breach or default under such Leases which has not been redeposited in full; (e) no brokerage commissions or finder’s fees are due and payable with respect to such Leases or are expected to become due and payable under any such Leases as a result of any past or present action of the Companies; (f) the other parties to such Leases are not an Affiliate of, and otherwise does not have an economic interest in, the Companies; (g) there are no material disputes as to the Leases; (h) the Companies have not assigned, licensed, transferred, conveyed, mortgaged, deeded in trust or encumbered or become subject to a Lien on any interest in the leasehold, subleasehold or similar estate under such Leases; (i) all facilities leased, subleased or licensed thereunder have received all approvals of Governmental Authorities (including licenses and permits) required in connection with the operation thereof and have been operated and maintained, in all material respects, in accordance with applicable Laws; (j) the Companies have not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof and (k) no Company has received written notice that it is in breach or default under such Leases; and, to the Company’s Knowledge, and there exists no event, occurrence, condition or act (including the transactions contemplated by this Agreement) that, with the giving of notice, the lapse of time or the happening of any further event or condition, would give rise to a material breach or default by any Company under such Leases. The Companies have delivered to Parent correct and complete copies of the Leases set forth on Section 4.9 of the Disclosure Schedule, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto. The Leased Real Property constitutes all of the real property necessary or desirable for the conduct of the Business as currently conducted. To the Company’s Knowledge, no portion of the Leased Real Property is subject to any pending condemnation or eminent domain proceeding and, to the Company’s Knowledge no such proceeding has been threatened

4.10 Title to Assets.

(a) The Companies have good and marketable title to, or a valid leasehold interest in, all of the property and assets necessary for or used in the operation of their Businesses as currently conducted, including all of the material property and assets reflected on the balance sheet included in the Interim Financial Statements (subject to any dispositions thereof since the Balance Sheet Date in the Ordinary Course of Business). None of such property or assets is subject to any Lien, except for Permitted Liens.

(b) The assets, whether tangible or intangible, real or personal, that are necessary or desirable for the conduct of the Business as currently conducted are owned by the Companies or leased by the Companies under valid and enforceable Leases or other agreements. There are no agreements, options, commitments or other rights for any Person (other than Parent) to purchase, lease or otherwise acquire any of the assets used in the Business or any interests therein, except those entered into in the Ordinary Course of Business for the sale of Inventory.

(c) The tangible assets owned or leased by the Companies are, except for ordinary wear and tear, in good condition and repair and are usable by the Companies in the Ordinary Course of Business. All such tangible assets have been installed, maintained and operated, in all material respects, in accordance with all applicable Law and insurance policies.

4.11 Intellectual Property.

(a) Section 4.11 of the Disclosure Schedule sets forth, with the application number, application date, registration/issue number, registration/issue date, title or mark, country or other jurisdiction and owner(s), as applicable, a complete and correct list of all the following Owned Intellectual Property as of the date of this Agreement: (a) patents and applications therefor; (b) Trademark registrations and applications therefor and material unregistered Trademarks; (c) copyright registrations and applications therefor; and (d) domain names. The Companies solely own and possess, free and clean of all Liens, other than Permitted Liens, all right, title and interest in and to all Owned Intellectual Property, and has the right to use, pursuant to a valid and enforceable license, all other Intellectual Property used or held for use in the operation of the Business as currently conducted. To the Company’s Knowledge, all Owned Intellectual Property set forth in Section 4.11 of the Disclosure Schedule is valid and enforceable.

(b) The Companies have taken commercially reasonable measures to protect the confidentiality of all material trade secrets and other material confidential information owned by the Companies (and any trade secrets and confidential information owned by any Person to whom any of the Companies has a confidentiality obligation). No such trade secrets or confidential information has been disclosed by the Companies to any Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other confidential information. No current or former officer, director, shareholder, member, employee, contractor, or consultant of the Companies has any right, title or interest, directly or indirectly, in whole or in part, in any Owned Intellectual Property. The Companies have obtained from all Persons (including all current and former employees and contractors) who have created any material Intellectual Property for any of the Companies valid and enforceable written assignments of any such Intellectual Property to a Company and the Company has delivered true and complete copies of such assignments to Merger Sub. To the Company’s Knowledge, no Person is in violation of any such written confidentiality or assignment agreements.

(c) Except for commercially available, off-the-shelf software and open source software, in each case, having a one-time license fee or ongoing annual fees of less than $25,000, none of the Companies has licensed any Intellectual Property from any Person, nor has any Company granted any license or other right that permits or enables anyone other than the Companies or customers of the Companies to use any of the Owned Intellectual Property.

(d) None of the Owned Intellectual Property is subject to any outstanding order and no proceedings are pending or, to the Company’s Knowledge, threatened that challenge the validity, enforceability, ownership, registration or use of the Owned Intellectual Property or assert that any current or former product or service or operation of the businesses of any of the Companies infringes or violates any Intellectual Property rights of any Person, and no such claim has been asserted in writing in the last five (5) years.

(e) The exercise of the Company’s rights relating to the Owned Intellectual Property, does not infringe upon or otherwise violate the Intellectual Property rights of any Person, and the current and former products, services and operation of the businesses of the Companies have not infringed or otherwise violated, and do not infringe or otherwise violate, the Intellectual Property rights of any Person.

(f) As used herein, “Publicly Available Software” means (i) any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software or open source software (for example, software distributed under the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, or the Apache Software License), or pursuant to open source, copyleft or similar licensing and distribution models and (ii) any software that requires as a condition of use, modification and/or distribution of such software that such software or other software incorporated into, derived from or distributed with such software (A) be disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no or minimal charge. Neither the Companies nor any of their contractors have used Publicly Available Software in whole or in part in the former or current development of any part of the Owned Intellectual Property, nor licensed or distributed to any third party any combination of Publicly Available Software and Owned Intellectual Property in a manner that may (i) require, or condition the use or distribution of any Owned Intellectual Property on, the disclosure, licensing or distribution of any source code for any portion of such Owned Intellectual Property or (ii) otherwise impose any material limitation, restriction or condition on the right or ability of the Companies to use, distribute or enforce any Owned Intellectual Property.

(g) The IT Assets are operational, fulfill the purposes for which they were acquired or developed, have commercially reasonable security, back-ups and disaster recovery arrangements in place and hardware and Software support, maintenance and trained personnel which are sufficient in all material respects for the current needs of the businesses of the Companies. To the Company’s Knowledge, the IT Assets have not suffered any security breach or material failure within the past five (5) years.

(h) The consummation of the transactions contemplated hereby will not, pursuant to any Contract to which any of the Companies is a party, result in the loss or impairment of any of the Companies’ right to own or use any Intellectual Property. Immediately subsequent to the Closing, the Owned Intellectual Property and all other Intellectual Property used in the conduct of the businesses of the Companies will be owned or available for use by the Companies on terms and conditions identical to those under which the Companies own or use such Intellectual Property immediately prior to the Closing, without payment of additional fees.

(i) Set forth in Section 4.11(i) of the Disclosure Schedule is each Person who has entered into a confidentiality, non-disclosure or similar agreement with any Company in connection with an Acquisition Proposal.

4.12 Material Contracts.

(a) Except as set forth in Section 4.12(a) of the Disclosure Schedule no Company is party to or bound by, nor or any of its assets or properties bound by, any of the following Contracts (the “Material Contracts”):

(i) any Contract (other than purchase orders) containing a minimum requirement by any Company to purchase during the 12-month period immediately following, or pursuant to which any Company has purchased during the 12-month period immediately preceding, December 31, 2016, in the aggregate, a minimum of $50,000 of goods and/or services on an annual basis;

(ii) any Contract (other than purchase orders) containing a minimum commitment by any Company to sell during the 12-month period immediately following, or pursuant to which any Company has sold during the 12-month period immediately preceding, December 31, 2016, in the aggregate, a minimum of $50,000 of goods on an annual basis;

(iii) any Contract containing any future capital expenditure obligations of the Companies in excess of $50,000;

(iv) any Contract containing covenants that limit the right of any Company to engage in or compete with any Person in any business or in any geographical area;

(v) any Contract for the employment or retention of any officer, partner, individual employee, consultant, independent contractor or other individual on a full-time, part-time or consulting basis, including any such agreement or contract providing for severance payments, transaction bonuses, retention payments, change of control payments or the payment of any cash or other compensation or benefits upon the sale of any Company or the Business, or prohibiting competition, solicitation or the disclosure of trade secrets or confidential information;

(vi) any guaranty of any obligation for borrowed money or otherwise, other than endorsements made for collection in the Ordinary Course of Business;

(vii) any Contract with respect to the lending of funds to other Persons;

(viii) any Contract relating to the sale or other disposition of any assets of the Company having a fair market value in excess of $50,000 individually or $100,000 in the aggregate, except for the sale of Inventory pursuant to purchase orders in the Ordinary Course of Business;

(ix) each Contract relating to the development, ownership, use or enforcement of any Intellectual Property that is material to the businesses of the

Companies (excluding licenses of commercially available off-the-shelf software having a one-time license fee or ongoing annual fees of less than $25,000);

(x) any Contract or group of related Contracts with the same party for the purchase or sale of raw materials, commodities, supplies, products or other personal property or for the furnishing or receipt of services under which the undelivered balance of such products and services has a selling price in excess of $50,000 (other than purchase orders in the Ordinary Course of Business);

(xi) any Contract or group of related Contracts with the same party continuing over a period of more than six months from the date or dates thereof, not terminable by the Companies upon 30 days’ or less notice without penalty or involving more than $50,000 (other than purchase orders in the Ordinary Course of Business);

(xii) any Contract with any Governmental Authority;

(xiii) any warranty Contract with respect to products sold or services rendered by the Companies;

(xiv) any settlement, conciliation or similar agreement with any Governmental Authority pursuant to which, after the date of this Agreement, any Company or the Business will be required to pay consideration in excess of $10,000 or which restricts the conduct of the Business in any manner;

(xv) any Contract that includes or constitutes a power of attorney;

(xvi) any Contract for transportation or freight services;

(xvii) any Contract to provide rebates to any third parties;

(xviii) any Contract relating to the purchase or sale of a business within the five (5) years prior to the date of this Agreement, pursuant to which indemnification obligations remain outstanding;

(xix) any Contract (A) granting exclusive rights of any kind, (B) granting any “most favored nation,” right of first offer or similar preferential rights to any Person or (C) otherwise contemplating an exclusive or preferred relationship between any Company and any other Person; or

(xx) any Contract or arrangement to which any Company is a party with any staffing company, temporary employee agency, professional employer organization or similar company or service provider;

(xxi) any commitment to enter into any Contract described in this Section 4.12(a) or any amendment with respect to any such Contract.

(b) Each of the Material Contracts is valid, binding and in full force and effect and constitutes a legal, valid and binding obligation of any Company that is a party thereto, as applicable and, to the Company’s Knowledge, of each other party thereto, subject, in each case, only to the General Enforceability Exceptions. There is no material default or material breach by any Company that is a party thereto or any event which, upon giving of notice or lapse of time or both, would constitute such a material breach or material default, or, to the Company’s Knowledge, any other party thereto, in the timely performance of any obligation to be performed or paid under the Material Contracts or any other material provision of the Material Contracts.

4.13 Insurance. Section 4.13 of the Disclosure Schedule sets forth, as of the date of this Agreement, a list of all policies of insurance covering the Companies and their respective businesses, and such policies are in full force and effect as of the date of this Agreement. The Companies have not received any notice from the insurer with respect to the cancellation of any such policy. The insurance coverage for the Business is customary for businesses of similar size engaged in similar lines of business (subject to reasonable deductibles). True, complete and correct copies of each insurance policy maintained by the Companies have been made available to Parent. The Companies are not in default with respect to their respective obligations under any of such insurance policies. All premiums due prior to the date of this Agreement in respect of such insurance policies have been paid when due, the insurance coverage provided by such policies will not terminate or lapse by reason of any of the transactions contemplated by this Agreement, and no Company has received written notice of termination, cancellation or non-renewal of any such insurance policies or has any claim outstanding which could be reasonably expected to cause a material increase in the rates of such insurance policies. No insurer under such insurance policies has (a) advised any Company that such insurer questions, denies or disputes (or otherwise reserves its rights with respect to) the coverage of any claim pending under any policy of insurance or (b) has threatened to any Company to cancel any policy of insurance. Except as set forth in Section 4.13 of the Disclosure Schedule, the Company does not have any self-insurance or co-insurance programs, and the reserves set forth on the Interim Financial Statements are adequate to cover all anticipated liabilities with respect to any such self-insurance or co-insurance programs. No Company has been refused any insurance, nor has its coverage been limited by any insurance carrier to which it has applied for insurance or with which it has carried insurance during the three (3) years prior to the date of this Agreement.

4.14 Litigation and Orders. There are no Proceedings pending, or, to the Company’s Knowledge, threatened, against the Companies. No Company is subject to any Order.

4.15 Compliance with Laws.

(a) Each of the Companies (a) is, and during the three (3) years prior to the date hereof has been, in compliance in all material respects with all Laws and Orders applicable to its ownership and operation of its assets and the Business and (b) has not, during the three (3) years prior to the date hereof received, any written notification from any Governmental Authority (i) asserting that any Company is not in compliance with any Law or (ii) threatening to revoke any Permit owned or held by any Company

(b) Each Company is in compliance, and during all periods for which any applicable statute of limitations has not expired has complied, in all material respects, with the applicable provisions of the U.S. Foreign Corrupt Practices Act, the U.S. Bank Secrecy Act and the USA PATRIOT Act of 2001, in each case as amended, and other similar Laws of any other jurisdiction and has not (A) made any contribution, bribe, gift, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services in violation of any Law (i) to obtain favorable treatment in securing business for any Company, (ii) to pay for favorable treatment for business secured by any Company, or (iii) to obtain special concessions or for special concessions already obtained, for or in respect of any Company or the Business, (B) accepted or received any unlawful contributions, payments, expenditures or gifts in connection with the Business or (C) established or maintained any fund or asset that has not been recorded in the books and records of any Company as required by Law.

(c) No Company nor any of the Companies’ respective officers or senior management employees is (or during the last five years has been) under or subject to any administrative, civil or criminal investigation, indictment, audit, information lawsuit, subpoena, document request, administrative proceeding, mediation or arbitration involving or related to any Company or any of its Affiliates, officers or employees with respect to an alleged, potential or actual violation of any Law or breach of contract.

4.16 Permits. Section 4.16 of the Disclosure Schedule contains a complete list, as of the date of this Agreement, of all material Permits issued to any Company that are currently used by such Company in connection with the Business and all such Permits are in full force and effect. Each of the Companies is in compliance in all material respects with all such Permits.

4.17 Labor Matters.

(a) Section 4.17(a)(i) of the Disclosure Schedule contains a list of all employees of the Companies as of the date hereof, including any employee who is on a leave of absence of any nature, and sets forth for each such employee the following: (i) name; (ii) title or position (including whether full or part-time); (iii) hire date; (iv) employing entity; (v) current annual base compensation rate; (vi) commission, bonus or other incentive-based compensation; (vii) employment status (i.e., active or description of leave); and (viii) a description of the fringe benefits provided to each such individual. Section 4.17(a)(ii) of the Disclosure Schedule contains a list of all consultants and independent contractors who provide, have provided or are under contract to provide services to the Companies as of the date hereof, and sets forth for each such individual the following: (i) the fee schedule; (ii) total amount of fees paid or accrued for services provided in 2016 and 2017; and (iii) whether such services are being provided pursuant to a consulting or independent contractor agreement.

(b) Section 4.17(b) of the Disclosure Schedule lists all employees, consultants and independent contractors of the Companies covered by any written non-competition, non-solicitation or non-disparagement agreement with the Companies, and the Companies have provided or made available to Parent current and complete copies of each such agreement, as well as copies of any confidentiality or other agreement covering proprietary information. To the Company’s Knowledge, no such employee, consultant or independent contractor is in breach of any non-competition agreement as a result of providing services to the Companies. No Company has sought to enforce a non-competition, non-solicitation, non-disparagement or similar agreement covering a former employee of a Company within the past five (5) years.

(c) (i) The Companies are in compliance with all Laws concerning employment and employment practices, terms and conditions of employment, wrongful termination, negligent hiring, worker classification, affirmative action, drug testing, whistleblowing, tax withholding, prohibited discrimination, human rights, equal employment, pay equity, fair employment practices, meal and rest periods, invasion of privacy, defamation, immigration status, employee safety and health, workers’ compensation and wages (including overtime wages) and hours; (ii) there are no Proceedings, suits, claims, audits, investigations, administrative matters, labor disputes or grievances pending or threatened or reasonably anticipated relating to any labor or employment matters or concerning or affecting the employees or former employees of the Companies; (iii) to the Company’s Knowledge, no event has occurred or circumstance exists which would give rise to or serve as a valid basis for the commencement of any such action, suit, proceeding, arbitration or investigation by or against any Company in respect of employment matters; (iv) there is no unfair labor practice complaint against the Companies pending or, to the Company’s Knowledge, threatened before the National Labor Relations Board; (v) to the Company’s Knowledge, no union organizing efforts are taking place or have taken place within the past five (5) years at any of the locations operated by the Companies; and (vi) no Company is a party to any collective bargaining agreements with respect to its employees.

(d) The Companies have paid in full to all applicable employees and former employees any wages, salaries, commissions, bonuses, benefits, compensation, overtime cash-outs of accrued and unused vacation, paid time off or other leave and severance or any other amounts due upon termination of employment that are due and payable prior to the Closing Date or in connection with the Closing.

(e) Since January 1, 2016, there has not been, nor, to the Company’s Knowledge, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor activity or dispute affecting the Companies.

4.18 Employee Benefit Plans.

(a) Section 4.18(a) of the Disclosure Schedule sets forth a true and complete list of each pension, retirement, deferred compensation, employment, consulting, profit sharing, incentive, bonus, phantom equity, stock or stock-based, equity appreciation, change in control, retention, severance, vacation, paid time off, health, welfare, fringe benefit, cafeteria plan, and each other similar agreement, plan policy, program or arrangement, including each “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not reduced to writing and whether or not subject to ERISA, which is currently maintained, sponsored, contributed to by any Company with respect to the employees, former employees, officers, directors, retirees, independent contractors or consultants of the Companies or their respective beneficiaries, or under which a Company may have any liability, including by reason of having an ERISA Affiliate (each, an “Employee Plan” and collectively, the “Employee Plans”).

(b) With respect to each Employee Plan, Holdco and the Companies have made available to Parent accurate, current and complete copies of each of the following, to the extent applicable: (i) the plan document, or if such Employee Plan is unwritten, a written summary of its material terms, (ii) the most recent summary plan description and all summaries of material modification thereto, (iii) all trust documents, insurance contracts or other funding arrangements, (iv) the most recently filed Form 5500 annual reports and all schedules thereto, (v) the most recent financial statements, and (vi) the most recent Internal Revenue Service determination or opinion letter.

(c) Each Employee Plan has been established, maintained, operated, funded and administered in compliance in all material respects with its terms and any related documents or agreements and in compliance in all material respects with all applicable Laws. There is no pending or, to the Company’s Knowledge, threatened Proceeding relating to an Employee Plan or the assets thereof (other than routine claims for benefits), and no facts or circumstances exist that would reasonably be expected to give rise to any such Proceeding.

(d) No Employee Plan is, and no Company has ever sponsored, maintained, contributed to, had any obligation to contribute to or otherwise had any liability with respect to (i) a “defined benefit plan” as defined in Section 3(35) of ERISA, (ii) a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, (iii) a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code, (iv) a “multiple employer plan” as defined in Section 413(c) of the Code, (v) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, or (vi) a “voluntary employees’ beneficiary association” within the meanings of Sections 501(c)(9) and 505 of the Code. No Company has any actual or contingent liability under Section 412 of the Code or Section 302 or Title IV of ERISA (whether directly or indirectly through an ERISA Affiliate).

(e) No Employee Plan provides for, and no Company has any liability or potential liability with respect to, any post-termination health, life insurance or other welfare-type benefits for any employees, former employees, officers, directors, retirees, independent contractors or consultants of the Companies or their respective beneficiaries, other than in accordance with the requirements of Part 6 of Subtitle B of Title I of ERISA, Code Section 4980B and any similar state continuation coverage Law (and for which the beneficiary pays the full cost of coverage).

(f) All contributions, premiums and benefit payments under or in connection with the Employee Plans that are required to have been made as of the date hereof in accordance with the terms of the Employee Plans have been timely made.

(g) The Companies have, at all relevant times, properly classified each provider of services to the Companies as an employee or independent contractor, as the case may be, for all purposes relating to each Employee Plan for which classification could be relevant.

(h) There has been no amendment to, announcement by Holdco, any Company or an Affiliate thereof relating to, or change in employee participation or coverage under, any Employee Plan that would increase the annual expense of maintaining such plan above the level of the expense incurred for the most recently completed fiscal year with respect to any director, officer, employee, independent contractor or consultant, as applicable. None of Holdco, a Company or any Affiliate thereof has any commitment or obligation or has made any representations to any director, officer, employee, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Employee Plan.

(i) Each Employee Plan that is subject to Section 409A of the Code has been established, maintained, operated and administered in compliance in all material respects with its terms and with the requirements of Section 409A of the Code and the regulations promulgated thereunder. No employee, director, officer, independent contractor or consultant with respect to the Companies has any legally binding right to receive indemnification, gross-up or other related benefits in connection with a potential failure to comply with Section 409A of the Code.

(j) No Employee Plan is subject to the laws of any jurisdiction outside of the United States.

(k) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in combination with any other event) will result in (i) any payment becoming due to any employee, director, officer, independent contractor or consultant (current, former or retired) of the Companies, (ii) increase any compensation, benefits or funding to any such individual, (iii) the acceleration of the time of payment or vesting of any such benefits, (iv) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code or (v) require a “gross up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code.

4.19 Environmental.

(a) The Companies are in compliance in all material respects with all Environmental Laws.

(b) There has been no material Release of any Hazardous Material by the Companies in reportable quantities or amounts in excess of permitted discharge levels at or under the Leased Real Property within the past five years, except in the ordinary course of the Companies’ business in material compliance with Environmental Law.

(c) No Company has within the past five years (i) received written notice under the citizen suit provisions of any Environmental Law; (ii) received any written notice, demand, complaint or claim under any Environmental Law; or (iii) been subject to or, to the Company’s Knowledge, threatened with Proceeding with respect to any Environmental Law.

(d) To the Company’s Knowledge, all material Permits required under any Environmental Law that are necessary for the operation of the Business are currently in effect.

(e) The Companies and each of their predecessors and Affiliates have not treated, stored, handled, manufactured, distributed, transported, Released or disposed of any substance, arranged for or permitted the disposal of any substance, exposed any Person to any substance or condition, or owned or operated the Business or any property or facility of the Companies (and no such property or facility is contaminated by any substance), in each case, so as to give rise to any current or future material liability of the Companies, including any corrective or remedial obligation under any Environmental Laws.

(f) The Companies have not under any Contract assumed or undertaken, provided any indemnification with respect to, or otherwise become subject to, any liability of any other Person under any Environmental Laws.

(g) None of the Companies, nor any of their predecessors or Affiliates, have designed, manufactured, sold, marketed, installed, repaired or distributed products or items containing asbestos, in each case, so as to give rise to any current or future material liability of the Companies, and none of the Companies have any liability, contingent or otherwise, with respect to the presence or alleged presence of, or exposure to asbestos in any product or item.

(h) The consummation of the transactions contemplated by this Agreement will not impose or result in any obligations under any Environmental Laws for site investigation or cleanup, or notification to or consent of any Governmental Authorities or third-parties.

(i) The Companies have delivered to Parent all material environmental reports, audits, assessments and any other material environmental, health or safety documents relating to the Companies’, any of their predecessors, any of their current or former facilities or operations, or the Business’ compliance with or liability under any Environmental Law that are in the Companies’ possession or control.

4.20 Customers and Suppliers.

(a) Section 4.20(a) of the Disclosure Schedule sets forth the top ten customers of the Companies on a consolidated basis (based on the dollar amount of sales to such customers) for the year ended December 31, 2016 (the “Material Customers”). No Company has received written notice that any Material Customer intends to terminate its relationship with, stop, materially decrease the rate of or materially change the terms (whether related to payment, price or otherwise, except for any price adjustment related to a corresponding change in scope) with respect to, buying products and services from the Companies. Since January 1, 2016, no Material Customer has terminated, modified or amended any written or oral material purchase order, contract or other material agreement or commitment to purchase goods or services of the Companies. No Company is involved in any dispute or Proceeding with any Material Customer.

(b) Section 4.20(b) of the Disclosure Schedule sets forth the top ten suppliers of the Companies on a consolidated basis (based on the dollar amount of purchases from such suppliers) for the year ended December 31, 2016 (“Material Suppliers”). No Company has received written notice that any Material Supplier intends to terminate its relationship with, stop, materially decrease the rate of or materially change the terms (whether related to payment, price or otherwise, except for any price adjustment related to a corresponding change in scope) with respect to, supplying materials, products or services to the Companies. Since January 1, 2016, no Material Supplier has terminated, modified or amended any written or oral material purchase order, contract or other material agreement or commitment to supply materials, products or services to the Companies. No Company is involved in any dispute or Proceeding with any Material Supplier.

4.21 Related Party Transactions. (a) There are no Contracts (in each case whether written or oral), liabilities or obligations between any Company, on the one hand, and any current equityholder, member, partner, officer, director or manager of any Company or any Affiliate of any such Person, on the other hand, (b) the Companies do not provide or cause to be provided any assets, services or facilities to any Person described in clause (a) foregoing, (c) no Person described in clause (a) foregoing provides or causes to be provided any assets, services or facilities to the Company and its Subsidiaries (other than, in the case of employees of the Companies, employment services in the Ordinary Course of Business), and (d) Companies do not beneficially own, directly or indirectly, any interests or investment assets of any Person described in clause (a) foregoing.

4.22 Accounts Receivable. The accounts receivable reflected on the Interim Financial Statements and the accounts receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by the Companies involving the sale of goods or the rendering of services (or, in the case of non-trade accounts or notes, represent amounts receivable in respect of other bona-fide business transactions) in the Ordinary Course of Business and are payable on ordinary trade terms and (b) constitute only valid, undisputed claims of the Companies not subject to claims of set-off or other defenses or counterclaims other than normal discounts and returns accrued in the Ordinary Course of Business. No Person has any Lien on such accounts receivable or any part thereof, and no agreement for deduction, free goods, discount or other deferred price or quantity adjustment has been made with respect to any such accounts receivables.

4.23 Bank Accounts; Powers of Attorney. Set forth on Section 4.23 of the Disclosure Schedule is a correct and complete list of (a) each bank, trust company and stock or other broker with which each Company has an account, credit lien or safe deposit box or vault, or otherwise maintains a relationship (collectively, the “Bank Accounts”) and (b) all Persons authorized to draw on, or to have access to, each of the Bank Accounts.

4.24 Absence of Undisclosed Liabilities. The Companies have no obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether or not known to any Company, whether due or to become due, and regardless of when or by whom asserted) relating to the Companies or the Business, in each case, except for (a) liabilities and obligations under any Material Contract (but not liabilities for breaches or violations thereof), (b) liabilities and obligations reflected on or expressly reserved against in the Interim Financial Statements, (c) liabilities and obligations which have arisen after the date of the Interim Financial Statements in the Ordinary Course of Business (none of which is material and none of which relates to breach of contract, breach of warranty, tort, infringement, any lawsuit, a violation of Law or an environmental liability) or (d) which are not in excess of $100,000, individually, or $500,000 in the aggregate.

4.25 Products Liability; Product Recalls. There are no existing liabilities, claims or obligations arising from or, to the Company’s Knowledge, alleged to arise from any actual or alleged injury to Persons, damage to property or other loss as a result of the ownership, possession or use of any product manufactured, assembled, sold, distributed, leased or delivered by the Company. There is no, nor has there ever been any, Proceeding with any Governmental Authority or any other Person (including any distributor or wholesaler) pending or, to the Company’s Knowledge, threatened against any Company for the recall (including any voluntary recalls), suspension, seizure or market-withdraw of or other similar corrective action with respect to any of the Companies’ products. To the Company’s Knowledge, (a) none of the co-manufacturers, assemblers or distributors which produce, receive, assemble or distribute any of the Companies’ products is subject (or has been subject during the period of the Companies’ business relationship with such Person) to any such Proceeding with respect to any products of the Companies, and (b) there is presently no reasonable basis for any such Proceeding with respect to any products of the Companies or which would reasonably be expected to cause any Company to recall, withdraw or suspend any of the products manufactured, assembled, sold, distributed, leased or delivered by the Companies from the market or to cease further distribution or marketing of such products. To the Company’s Knowledge, no Governmental Authority has prohibited any product or process from being marketed or used in the jurisdictions in which any Company conducts business which is substantially similar to any product of the Companies or to a process used for making, handling or distributing any such products. No Company has received any written information or report from any Governmental Authority responsible for regulating the Companies’ products indicating that any of the Companies’ products is unsafe or unsuitable for its intended use.

4.26 Brokers. No broker, finder or similar agent has been employed by or on behalf of the Companies, and no Person with which any Company has had any dealings or communications of any kind is entitled to any brokerage commission or finder’s fee in connection with this Agreement or the transactions contemplated hereby.

4.27 No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN THIS ARTICLE IV, NEITHER HOLDCO NOR ANY MEMBER NOR ANY OTHER PERSON ACTING ON BEHALF OF HOLDCO OR ANY MEMBER MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to Holdco as of the date hereof as follows:

5.1 Existence and Good Standing. Parent is a corporation duly organized, validly existing and in good standing under the laws of Arizona. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware. Each of Parent and Merger Sub is duly qualified to do business, and in good standing, in each jurisdiction in which the character of the properties owned or leased by it or in which the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect.

5.2 Validity and Enforceability. Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement and the Transaction Agreements to which Parent or Merger Sub, as applicable, is a party, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Transaction Agreements and the consummation of the transactions contemplated herein and therein have been duly and validly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, respectively. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as limited by the General Enforceability Exceptions.

5.3 No Conflict; Required Filings and Consents.

(a) Neither the execution and delivery by either Parent or Merger Sub of this Agreement or the Transaction Agreements to which Parent or Merger Sub is a party, nor the consummation by Parent and Merger Sub of the transactions contemplated herein or therein nor compliance by Parent or Merger Sub with any of the provisions hereof, will (i) violate or result in a breach of any provisions of the Organizational Documents of Parent or Merger Sub, (ii) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation or imposition of any Lien upon, any property or assets of Parent or Merger Sub or, pursuant to any Contract or

Permit to which it is a party or by which it or any of its properties or assets may be subject, or (iii) subject to the governmental filings and other matters referred to in Section 5.3(a), violate any Order or Law applicable to Parent or Merger Sub or any of their properties or assets, other than, in the case of clauses (ii) and (iii), any such violations, breaches, defaults, rights or Liens that individually or in the aggregate would not have a material adverse effect on Parent or Merger Sub, as applicable.

(b) No consent of any Person is required to be obtained by Parent or Merger Sub for the consummation by Parent or Merger Sub of the transactions contemplated in this Agreement and that if not obtained would have a material adverse effect on Parent or Merger Sub.

5.4 Litigation. There is no Proceeding pending that relates to this Agreement or the transactions contemplated hereby or, to the knowledge of Parent or Merger Sub, threatened against or affecting Parent, Merger Sub or any of their Affiliates that challenges the validity or enforceability of this Agreement or seeks to enjoin or prohibit consummation of, or seek other material equitable relief with respect to, the transactions contemplated by this Agreement or that would reasonably be expected to impair or delay Parent’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

5.5 Brokers. No broker, finder or similar agent has been employed by or on behalf of Parent or Merger Sub, and no Person with which Parent or Merger Sub has had any dealings or communications of any kind is entitled to any brokerage commission or finder’s fee in connection with this Agreement or the transactions contemplated hereby.

5.6 Investor Representations. Parent is acquiring Holdco solely for investment for Parent’s own account, not as a nominee or agent and not with a view to the resale or distribution of any part thereof, and Parent has no present intention of selling, granting a participation in, or otherwise distributing the same. Parent understands that the Units have not been registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act that depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Parent and Merger Sub’s representations as expressed herein. Parent understands that the Units are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, Parent must hold the Units indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Parent understands that no public market now exists for the Units and that Holdco and the Members have made no assurances that a public market will ever exist for the Units. Parent is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

5.7 Solvency. Immediately after giving effect to the transactions contemplated hereby, Parent and its Subsidiaries (including the Companies) will be Solvent. As used herein, “Solvent” means that (a) the assets of Parent and its Subsidiaries (including Merger Sub), at a present fair saleable valuation, exceed the sum of their debts (including contingent and unliquidated debts); (b) the present fair saleable value of the assets of Parent and its Subsidiaries exceeds the amount that will be required to pay Parent and its Subsidiaries’ probable liability on their existing debts as they become absolute and matured; (c) Parent and its Subsidiaries have adequate capital to carry on their respective businesses; and (d) Parent and its Subsidiaries do not intend or believe they will incur debts beyond their ability to pay as such debts mature.

5.8 Independent Investigation; No Reliance. Each of Parent and Merger Sub has conducted its own independent investigation, review and analysis of the Companies and their respective businesses, operations, assets, liabilities, results of operations, prospects and condition (financial or otherwise), which investigation, review and analysis was done by Parent, Merger Sub and, to the extent Parent or Merger Sub deemed appropriate, by their respective representatives. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the representations, warranties and covenants in this Agreement or in any Transaction Agreement and not on any factual representations of the Companies or any of their respective Members or representatives except the specific representations and warranties of Holdco set forth in Article IV, as qualified and limited by the Disclosure Schedule.

5.9 Non-Reliance of Parent and Merger Sub. Except for the specific representations and warranties made by Holdco in Article IV, Parent and Merger Sub acknowledge that the Companies and the Members are neither making nor has any of them made any representation or warranty, expressed or implied, at law or in equity, in respect of the Companies or their respective businesses, operations, assets, liabilities, results of operations, prospects or condition (financial or otherwise), including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the Business, the effectiveness or success of any operations, or the accuracy or completeness of any information regarding the Companies made available to Parent or Merger Sub or their respective representatives whether in any data rooms, management presentations or otherwise. Parent and Merger Sub disclaim that they are relying upon or have relied upon any other representations or warranties, if any, that may have been made by any Person, and acknowledge that the Companies and Members have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty, if any, made by any Person. Parent and Merger Sub specifically disclaim any obligation or duty by the Companies or Members to make any disclosures of fact not required to be disclosed pursuant to the specific representations and warranties set forth in Article IV.

5.10 No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN THIS ARTICLE V, NONE OF PARENT, MERGER SUB OR ANY OTHER PERSON ACTING ON BEHALF OF PARENT OR MERGER SUB MAKES ANY REPRESENTATION OR WARRANTY TO HOLDCO, EXPRESS OR IMPLIED.

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1 Records. With respect to the financial books and records and minute books of the Companies relating to matters on or prior to the Closing Date: (a) for a period of five years after the Closing Date, Parent shall not cause or permit their destruction or disposal without first offering to surrender them to the Representative and (b) when there is a legitimate purpose, including an indemnification claim by Parent pursuant to Article VII hereof, Parent shall allow the Members and their representatives reasonable access to such books and records upon reasonable advance notice and during regular business hours at the sole cost and expense of such Members and their representatives.

6.2 Director and Officer Indemnification.

(a) For six years after the Closing Date, Parent and the Companies, jointly and severally, shall indemnify and hold harmless, and provide advancement of expenses to, all past and present managers, directors, officers and employees of the Companies to the same extent such Persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Companies pursuant to the Companies’ Organizational Documents in existence on the date hereof with any such managers, directors, officers and employees for acts or omissions occurring at or prior to the Closing Date. Parent shall not take, cause or permit to be taken by any Person, any action to alter or impair any exculpatory or indemnification provisions now existing in the Organizational Documents of the Companies for the benefit of any individual who served as a manager, director or officer of any Company at any time prior to the Closing Date, except for any changes that may be required to conform with changes in Law and any changes that do not affect the application of such provisions to acts or omissions of such individuals prior to the Closing Date.

(b) For six years after the Closing Date, Parent shall, or shall cause the Companies to, continue to maintain in effect the existing prepaid directors’ and officers’ liability insurance, employment practices liability insurance and fiduciary liability insurance covering acts or omissions occurring on or prior to the Closing Date with respect to those Persons who are currently covered by the Companies’ such existing prepaid insurance policies with such insurance policies existing terms requiring no additional premium or policy payments by Parent after the Closing Date. At the Closing, Parent shall pay, on behalf of the Company, the premium for a director’s and officers’ tail insurance policy, covering directors and officers for acts or omissions occurring on or prior to the Closing Date, with a term of six years. At the Representative’s request, Parent shall promptly deliver to the Representative reasonable evidence of the maintenance of such insurance coverages required by this Section 6.2(b).

(c) The provisions of this Section 6.2 are intended to be for the benefit of, and will be enforceable by, each indemnified party or insured Person, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other right to indemnification or contribution that any such Person may have by contract or otherwise.

6.3 Employee Matters. Parent shall recognize the service with the Companies and their respective predecessors as of the Closing of each of the employees of the Companies who was an employee of a Company immediately prior to Closing (the “Company Employees”) as service with Parent or its Affiliates, as applicable, for purposes of eligibility and vesting under the Companies’ or Parent’s employee welfare benefit plans, employee retirement plans, vacation, disability, severance and other employee benefit plans or policies and any other such plans or policies in which such Company Employees will be entitled to participate on and after the Closing (other than any equity incentive or defined benefit plans), and past service with the Companies shall be recognized for purposes of calculating severance and vacation under the Companies’ or Parent’s vacation and severance plans; provided that such recognition of service shall not result in duplication of benefits. No provision of this Section 6.3 shall (a) constitute or create an employment agreement, (b) constitute or be deemed to constitute an amendment to any Employee Plan or any employee benefit plan sponsored or maintained by Parent or its Affiliates, (c) require Parent or its Affiliates to maintain or continue any specific Employee Plan or any employee benefit plan sponsored or maintained by Parent or its Affiliates after the Closing, (d) be construed to entitle any Person other than the Parties to this Agreement and their respective transferees and permitted assigns to any claim, cause of action, remedy or right of any kind, or create any right of any person to employment or continued employment for any specified period or to a particular term or condition of employment or (e) limit the ability of Parent and its Affiliates (including the Companies after the Closing) to amend, modify or terminate any Employee Plan or any other benefit or compensation plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

6.4 Publicity. Except as may be required to comply with the requirements of any applicable Law or stock exchange rule, no Party will, and each Party will cause its Affiliates and representatives to not, issue any press release or other public announcement relating to the subject matter of this Agreement or the transactions contemplated hereby without the prior approval of the other Parties, which approval no Party is under any obligation to grant and even if such approval is granted, no Party will disclose the Initial Merger Consideration or the Final Merger Consideration or other terms of the transaction. Notwithstanding the preceding sentence, no limitation set forth in this Section 6.4 will prohibit or restrict Parent, any Member or the Representative, or any of their respective Affiliates, in connection with any communications solely to their respective limited partners, members, stockholders, investors, representatives or prospective investors so long as any such Persons are subject to reasonable confidentiality restrictions.

6.5 Cooperation on Tax Matters. From and after the Closing, Parent and the Representative shall furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Companies as is reasonably necessary for the preparation and filing of any Tax Return, for the preparation for any audit and for the prosecution or defense of any claim, suit or proceeding relating to any proposed adjustment, for complying with any information reporting or withholding requirements contained in the Code or other applicable Laws or computing the amount of payroll or other employment Taxes due with respect to any payment made in connection with this Agreement, and for taking any actions (including providing certificates or forms, and timely executing any Tax Return) that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax. From and after the Closing, (a) Parent, the Surviving Company, the Companies and Representative agree to retain or cause to be retained all books and records pertinent to the Companies until the applicable period for assessment under applicable Law (giving effect to any and all extensions or waivers) has expired, and to abide by or cause the abidance with all record retention agreements entered into with any Governmental

Authority and (b) the Surviving Company and the Companies agree to give or cause their Affiliates to give the Representative reasonable notice prior to transferring, discarding or destroying any such books and records relating to Tax matters and, if the Representative so requests, Parent and the Companies shall allow or cause their Affiliates to allow the Representative to take possession of such books and records. Parent and the Representative shall cooperate with each other in the conduct of any audit, filing of Tax Returns or other proceedings involving the Companies for any Tax purposes and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this subsection.

6.6 Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) will be paid fifty percent (50%) by Parent and fifty percent (50%) by the Members when due, and Parent, Merger Sub or the Companies shall, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, the Members shall join in the execution of any such Tax Returns and other documentation.

6.7 Tax Contests.

(a) Subject to sections (b) and (c) of this Section 6.7, the applicable Company shall control any audit or other Proceeding in respect of any Tax Return or Taxes of any Company (each, a “Tax Contest”).

(b) If a Tax Contest relates to an IRS Form 1065 of the Company (or other similar state or local pass-through return) for a Pre-Closing Tax Period and could give rise to an Indemnified Tax (a “Representative Tax Contest”), then the Representative shall control such Representative Tax Contest; provided however, (a) the Representative shall keep Parent reasonably informed regarding the status of such Representative Tax Contest; (b) Parent, at the its sole cost and expense, shall have the right to participate in any Representative Tax Contest; and (c) the Representative shall not settle or otherwise resolve such Representative Tax Contest without the prior consent of Parent (which will not be unreasonably withheld, delayed, or conditioned).

(c) If a Tax Contest (other than a Representative Tax Contest) relates to a Pre-Closing Tax Period and could give rise to an Indemnified Tax (a “Pre-Closing Tax Contest”), then Parent shall control such Pre-Closing Tax Contest; provided however, (a) the Parent shall keep the Representative reasonably informed regarding the status of such Pre-Closing Tax Contest; (b) the Representative, at the Members’ sole cost and expense, shall have the right to participate in any Pre-Closing Tax Contest; and (c) Parent shall not settle or otherwise resolve such Pre-Closing Tax Contest without the prior consent of the Representative (which will not be unreasonably withheld, delayed, or conditioned).

6.8 Tax Distributions. Notwithstanding anything to the contrary, no Member shall retain any right to any distribution for Taxes pursuant to the terms of the Company’s operating agreement.

6.9 Apportionment of Taxes. For purposes of determining whether the following Taxes are attributable to a Pre-Closing Tax Period (or the portion of any Straddle Period ending on or prior to the Closing Date) the parties agree as follows:

(a) In the case of property Taxes and other similar Taxes imposed on a periodic basis for a Straddle Period, the amounts that are attributable to the portion of the Straddle Period ending on the Closing Date shall be determined by multiplying the Taxes for the entire Straddle Period by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.

(b) In the case of all other Taxes for a Straddle Period (including income Taxes, employment Taxes, and sales and use Taxes) the amount attributable to the portion of the Straddle Period ending on the Closing Date shall be determined as if the Company or Subsidiary filed a separate Tax Return with respect to such Taxes for the portion of the Straddle Period ending as of the end of the day on the Closing Date using a “closing of the books methodology.” For purposes of clause (b), any item determined on an annual or periodic basis (including amortization and depreciation deductions and the effects of graduated rates) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the mechanics set forth in clause (a) for periodic Taxes.

6.10 Tax Refunds. Any Tax refunds that are received by a Company, and any amounts credited against Taxes of a Company that are not Indemnified Taxes, that relate to Pre-Closing Tax Periods or the portions of any Straddle Period ending on the Closing Date shall be for the account of the Members, and Parent shall pay over to the Representative (for distribution to the Members) any such refund or the amount of any such credit (without interest and net of (a) any Taxes, and (b) any out of pocket expenses that the Parent, any Company or any of their Affiliates incur (or has or will incur) with respect to such refund (and related interest)) within 15 days after receipt or entitlement thereto. Nothing in this Section 6.10 shall require that the Parent make any payment with respect to any refund for a Tax (and such refunds shall be for the benefit of the Parent and the Companies) that is with respect to (i) any refund of Tax that is the result of the carrying back of any net operating loss or other Tax attribute or Tax credit incurred in a taxable period (or portion of any Straddle Period) beginning after the Closing Date; (ii) any refund of an Indemnified Tax paid after the Closing Date to the extent the Members have not indemnified the Parent or the applicable Company for such Indemnified Taxes; (iii) any refund for Tax that is included as a Current Asset in the computation of Closing Working Capital, as finally determined; or (iv) any refund for Tax that gives rise to a payment obligation by Parent or any Company to any Person under applicable Law or pursuant to a provision of a contract or other agreement entered (or assumed) by any Company on or prior to the Closing Date.

6.11 Amendments to Tax Returns. Following the Closing Date, unless otherwise required by applicable Law, Parent shall not, and shall not cause or permit any of the Companies to, if such action could reasonably be expected to give rise to an Indemnified Tax, (a) amend any Tax Returns filed with respect to any Tax year ending on or before the Closing Date, or (b) make any Tax election that has retroactive effect to any such year, in each case without the prior written consent of the Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

ARTICLE VII

REMEDIES

7.1 Indemnification of Members. Subject to the limitations set forth in Section 7.3, Parent shall indemnify and hold harmless each Member and their respective Affiliates, members, managers, directors, officers, employee, agents, representatives, successors and assigns (collectively, the “Member Indemnified Parties”) from and against any and all damages (but excluding any punitive damages or exemplary damages except, and only to the extent, payable to a third party in connection with a third-party claim), losses, liabilities, demands, claims, actions, causes of action, deficiencies, diminution in value, Taxes, interest, penalties, fines, judgments, awards, settlements, costs, fees, expenses (including reasonable attorneys’ fees), disbursements and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing (collectively, “Losses”) actually incurred by any Member Indemnified Party following the Closing based upon any (a) breach of any representation or warranty of Parent or Merger Sub set forth in Article V (in each case, the existence of such inaccuracy or breach, together with the Losses related thereto, to be determined without regard to any qualifications in any such representation or warranty referencing the terms “materiality,” “material adverse effect” or other terms of similar import or effect) and (b) any nonfulfillment or breach of any covenant, agreement or other provision by Parent or Merger Sub under this Agreement or any Ancillary Agreement.

7.2 Indemnification of Parent.

(a) Subject to the limitations set forth in this Article VII, each Member, shall, severally but not jointly, indemnify and hold harmless Parent and its respective Affiliates, managers, directors, officers, employees, agents, representatives, successors, heirs and assigns (collectively, the “Parent Indemnified Parties”) from and against any and all Losses actually incurred by any Parent Indemnified Party following the Closing based upon any (i) breach of any Fundamental Representation of Holdings set forth in Article IV to the extent such Fundamental Representations relate to either Company (in each case, the existence of such inaccuracy or breach, together with the Losses related thereto, to be determined without regard to any qualifications in any such representation or warranty referencing the terms “materiality,” “Material Adverse Effect” or other terms of similar import or effect), (ii) Debt or Transaction Expenses that is not taken into account in the calculation of the Final Merger Consideration, (iii) any Indemnified Taxes, (iv) any Proceeding arising out of, or resulting from, the determination of the Merger Consideration to be paid to each Member as set forth in this Agreement (including, without limitation, the Per Unit Merger Consideration, the Initial Merger Consideration and the Final Merger Consideration), other than any Proceeding by the Representative pursuant to Section 2.10, and (v) any Proceeding arising out of, or resulting from, any Member challenging the validity, enforceability or fairness of this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, or challenging the character or amount of consideration paid (or payable) to the Members (or to the Representative for the benefit of the Members) by Parent hereunder.

(b) Subject to the limitations set forth in this Article VII, each Member, solely for himself, herself or itself and not on behalf of any other Member or either Company, and not jointly or severally, shall indemnify and hold harmless the Parent Indemnified Parties from and against any and all Losses actually incurred by any Parent Indemnified Party following the Closing based upon any (i) breach of any Fundamental Representation of Holdings set forth in Article IV to the extent such Fundamental Representations relate to such Member (in each case, the existence of such inaccuracy or breach, together with the Losses related thereto, to be determined without regard to any qualifications in any such representation or warranty referencing the terms “materiality,” “Material Adverse Effect” or other terms of similar import or effect), (ii) a breach of any representation or warranty by such Member set forth in such Member’s Letter of Transmittal, (iii) nonfulfillment or breach of any covenant or agreement by such Member under this Agreement or any Ancillary Agreement and (iv) any Proceeding by such Member (or its Affiliates, heirs or permitted assigns) with respect to the actions or omissions of the Representative, including any Proceeding for Fraud or misrepresentation, breach or non-fulfillment of any representation, warranty, covenant or agreement made by the Representative in this Agreement or the Escrow Agreement.

7.3 Survival; Limitations.

(a) Survival. The Fundamental Representation of Holdings set forth in Article IV, the representations and warranties of Parent and Merger Sub contained in this Agreement and the representations and warranties of any Member contained in such Member’s Letter of Transmittal will survive for a period ending on the twelve (12) month anniversary of the Closing Date; provided, however, that any Claim pending on such date for which a Claims Notice has been given in accordance with Section 7.4(a) on or before such date may continue to be asserted and indemnified against until finally resolved. The covenants of the Parties contained in this Agreement will survive the Closing in accordance with their terms.

(b) Indemnity Cap. The aggregate liability of each Member pursuant to Section 7.2(a) shall not exceed such Member’s Allocable Share of any Loss and, in no event, shall the aggregate liability of each Member pursuant to Section 7.2(a) or Section 7.2(b)(i) through Section 7.2(b)(iii) exceed the total proceeds received by such Member pursuant to this Agreement.

(c) Notwithstanding anything to the contrary contained in this Agreement, the Representations and Warranties Insurance Policy shall be the Parent Indemnified Parties’ sole and exclusive sources of recovery with respect to any breach or alleged breach of any representation or warranty of Holdco contained in this Agreement, except in the case of any breach or alleged breach of any Fundamental Representation or Fraud. For any Losses arising from Indemnified Taxes or any breach or alleged breach of any Fundamental Representation, the Parent Indemnified Parties shall (i) first seek to recover from the Members until the retention amount under the Representations and Warranties Insurance Policy has been met, (ii) second, seek to recover from the Representations and Warranties Insurance Policy to the extent such Representation and Warranty Insurance Policy provides coverage for such Losses and (iii) third, seek recovery from the Members until the applicable indemnity cap has been met pursuant to Section 7.3(b).

(d) No Member shall be liable for any indemnification obligation of any other Member. Without limiting the foregoing, no Member shall be liability for any indemnification obligation relating to or in connection with (i) any nonfulfillment or breach of any covenant or agreement of any other Member under this Agreement or any Ancillary Agreement, (ii) any breach of any Fundamental Representation with respect to any other Member (including any breach of the first sentence of Section 4.3 to the extent relating to any other Member’s ownership of, or failure to own, any Units) or any representation or warranty set forth in any other Member’s Letter of Transmittal or (iii) any Taxes of any other Member.

(e) Any indemnification pursuant to Section 7.1 and Section 7.2, respectively, will be reduced by the amount actually paid by a third party (including an insurance company, but excluding the Representation and Warranty Insurance Policy) to or for the account or benefit of the applicable Indemnified Party or its respective Affiliates, with respect to the settlement or resolution of a claim for which the applicable Indemnified Party or its respective Affiliates, were entitled to indemnification hereunder. If any Losses sustained by an Indemnified Party are covered by an insurance policy or an indemnification, contribution or similar obligation of another Person (other than an Affiliate of such Indemnified Party and other than coverage under the Representation and Warranty Insurance Policy), the Indemnified Party shall use commercially reasonable efforts to collect such insurance proceeds or indemnity, contribution or similar payments. Parent shall remit to the Representative, on behalf of the Members, any such insurance or other third party proceeds that are paid to Parent with respect to Losses for which Parent previously has been compensated pursuant to Section 7.2. The Representative shall remit to Holdings, any such insurance or other third party proceeds that are paid to any Member with respect to Losses for which such Member previously has been compensated pursuant to Section 7.1.

(f) No Indemnified Party is entitled to indemnification pursuant to Article VII to the extent that such matter was included in the Closing Working Capital calculation or the calculation of the Final Merger Consideration, in each case, as finally determined pursuant to Section 2.10.

7.4 Procedures.

(a) As soon as reasonably practicable after the Representative (on behalf of the Member Indemnified Parties), on the one hand, or Parent (on behalf of Parent Indemnified Parties), on the other hand, becomes aware of any claim that they or it have or has under this Article VII that may result in a Loss (a “Claim”), such Party (the “Indemnified Party”) shall give written notice thereof (a “Claims Notice”) to the other

Party (the “Indemnifying Party”). A Claims Notice shall describe the Claim in reasonable detail and, to the extent known, shall set forth the Indemnified Party’s good faith estimate of the Loss that has been suffered by the Indemnified Party. No delay in or failure to give a Claims Notice by the Indemnified Party to the Indemnifying Party shall adversely affect any of the other rights or remedies that the Indemnified Party has under this Agreement, or alter or relieve the Indemnifying Party of its obligations to indemnify the Indemnified Party to the extent that such delay or failure has not materially prejudiced the Indemnifying Party.

(b) The Indemnifying Party shall respond to the Claims Notice (a “Claim Response”) which such Claim Response must specify whether the Indemnifying Party disputes the Claim described in the Claims Notice (or the amount of Losses set forth therein). If the Indemnifying Party elects not to dispute a Claim described in a Claims Notice, then the amount of Losses alleged in such Claims Notice with respect to such undisputed Claim will be conclusively deemed to be an obligation of the Indemnifying Party, and the Indemnifying Party shall promptly pay, in cash, to the Indemnified Party the amount specified in the Claims Notice with respect to such undisputed Claim subject to the limitations set forth in this Article VII. If the Indemnifying Party delivers a Claim Response indicating that it disputes one or more of the Claims identified in the Claims Notice, then Parent and the Representative shall promptly meet and use their commercially reasonable efforts to settle the dispute in good faith. If Parent and the Representative are unable to reach agreement within 30 days, then either Parent or the Representative may resort to other legal remedies subject to the limitations set forth in this Article VII. For all purposes of this Article VII (including those pertaining to disputes under this Section 7.4(b)), Parent and Representative shall cooperate with and make reasonably available (upon reasonable advance notice and at the requesting party’s sole cost and expense) to the other Party and its respective representatives all relevant information, records, data, and personnel, as reasonably may be required in connection with the resolution of such disputes.

(c) With respect to any third-party claim, any Indemnifying Party shall be entitled to assume control of the defense of such Proceeding giving rise to an Indemnified Party’s claim for indemnification at such Indemnifying Party’s expense, and at its option (subject to the limitations set forth below) shall be entitled to appoint counsel reasonably acceptable to the Indemnified Party to be the lead counsel in connection with such defense; provided that:

(i) the Indemnified Party shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by the Indemnified Party (other than any fees and expenses of such separate counsel that are incurred prior to the date the Indemnifying Party effectively assumes control of such defense which, notwithstanding the foregoing, shall be borne by the Indemnifying Party);

(ii) the Indemnifying Party shall not be entitled to assume control of such defense and shall pay the fees and expenses of counsel retained by the Indemnified

Party if (A) the claim for indemnification relates to or arises in connection with any criminal Proceeding, indictment or allegation; (B) the claim seeks an injunction or equitable relief against the Indemnified Party; (C) the claim involves environmental, health or safety matters in which case the Indemnified Party shall have sole control and management authority over the resolution of such claim (provided that the Indemnified Party shall keep the Indemnifying Party apprised of any major developments relating to any environmental, health or safety claim); (D) upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such claim; or (E) counsel to the Indemnified Party shall have reasonably concluded that there is an actual conflict of interest between the Indemnified Party and the Indemnifying Party in the conduct of such defense; and

(iii) if the Indemnifying Party shall control the defense of any such claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld) before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief shall be imposed against the Indemnified Party or if such settlement does not expressly and unconditionally release the Indemnified Party from all liabilities and obligations with respect to such claim, without prejudice.

7.5 Exclusive Remedy. The Parties agree that, following the Closing, the exclusive remedies of the Parties for any Losses based upon, arising out of or otherwise in respect of the matters set forth in this Agreement or the transactions contemplated hereby are the indemnification obligations of the Parties set forth in this Article VII. Each Party, for itself, himself or herself and its respective officers, directors, employees, members, managers, agents, unit or other equity holders and Affiliates, expressly waives any and all other rights and remedies with respect to any matter arising under or in connection with this Agreement, whether under any Law (including any right or remedy under Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §601 et seq. and other Environmental Laws), at common law, tort or pursuant to any other theory or liability. The provisions of this Section 7.5 will not, however, prevent or limit a cause of action (a) under Section 8.13 to obtain an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, (b) under Section 2.10(a) to enforce any decision or determination of the Arbitration Firm or (c) for Fraud.

7.6 Subrogation. Upon making any indemnity payment pursuant to Section 7.1 or Section 7.2, as applicable, the Indemnifying Party shall be subrogated to all rights of the Indemnified Party, as applicable, against any third party in respect of the Losses to which the payment related. The Parties will execute upon request all instruments reasonably necessary to evidence and perfect the above described subrogation rights. Notwithstanding the foregoing, the Representations and Warranties Insurance Policy shall include a waiver of subrogation clause pursuant to which the insurer agrees not to pursue any subrogation rights against the Indemnifying Party, except in the event of Fraud. Parent and the Surviving Company shall not permit such waiver of subrogation clause to be amended, modified or deleted without the prior written consent of the Representative.

7.7 Adjustment to Merger Consideration. All indemnification payments made pursuant to this Article VII will be treated as an adjustment to the Merger Consideration unless otherwise required by applicable Law.

ARTICLE VIII

MISCELLANEOUS AND GENERAL

8.1 Expenses. All costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the Transaction Agreements and the transactions contemplated hereby and thereby are to be paid by or on behalf of the Party incurring such expenses, except as expressly provided herein. Notwithstanding the foregoing, the premium of the Representations and Warranties Insurance Policy, plus all other costs of, or related to, the Representations and Warranties Insurance Policy (including any excess lines taxes payable in connection therewith and any fees or expenses incurred by any insurance broker or underwriting insurance company in connection therewith) shall paid for by Parent.

8.2 Successors and Assigns. This Agreement is binding upon and inures to the benefit of the Parties and their respective successors and permitted assigns, but is not assignable by any Party without the prior written consent of the other Parties. Any transfer or assignment of any of the rights, interests or obligations hereunder in violation of the terms hereof shall be void and of no force or effect.

8.3 Third Party Beneficiaries. Except as set forth in Section 6.2, Article VII, and Section 8.17, each Party intends that this Agreement does not benefit or create any right or cause of action in or on behalf of any Person other than the Parties.

8.4 Further Assurances. The Parties shall execute such further instruments and take such further actions as may reasonably be necessary to carry out the intent of this Agreement. Each Party shall cooperate affirmatively with the other Parties, to the extent reasonably requested by such other Parties, to enforce rights and obligations herein provided.

8.5 Notices. Any notice or other communication provided for herein or given hereunder to a Party must be in writing, and sent by facsimile transmission (electronically confirmed), delivered in person, mailed by first class registered or certified mail, postage prepaid, or sent by Federal Express or other overnight courier of national reputation, addressed as follows:

If to Holdco or Parent:

c/o Ducommun Incorporated

200 Sandpointe Ave. #700

Santa Ana, CA 92707

Attention: Amy Paul, General Counsel

Fax: (310) 513-7279

with a copy to:

Winston & Strawn LLP

333 South Grand Avenue

Los Angeles, California 90071

Attention: Eva H. Davis

Email: evadavis@winston.com

Fax: (213) 615-1750

If to the Representative:

at the contact information set forth on Section 8.16 of the Disclosure Schedule with a copy to:

Baker & Hostetler LLP

127 Public Square, Suite 2000

Cleveland, Ohio 44114

Attention: John J. Allotta

Fax: (216) 696-0740

or to such other address with respect to a Party as such Party notifies the other in writing as above provided. Each such notice communication will be effective (a) if given by facsimile, when the successful sending of such facsimile is electronically confirmed, or (b) if given by any other means specified in the first sentence of this Section 9.5, upon delivery or refusal of delivery at the address specified in this Section 8.5.

8.6 Complete Agreement. This Agreement, the Disclosure Schedules and the other schedules and exhibits hereto and the other documents delivered by the Parties in connection herewith contain the complete agreement between the Parties with respect to the transactions contemplated hereby and thereby and supersede all prior agreements and understandings between the Parties with respect thereto.

8.7 Captions. The captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement.

8.8 Amendment. This Agreement may be amended or modified only by an instrument in writing duly executed by the Representative, Holdco and Parent making specific reference to this Agreement.

8.9 Governing Law. This Agreement is to be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to its rules of conflict of laws.

8.10 Consent to Jurisdiction; Service of Process; Waiver of Jury Trial.

(a) Except for the matters to be decided by the Arbitration Firm pursuant to Section 2.10(a)(ii), the Parties hereby submit to the jurisdiction of the federal and state courts located in the State of Delaware in respect of the interpretation and enforcement of the provisions of this Agreement and the Ancillary Agreements and hereby waive, and agree not to assert, any defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement and any Ancillary Agreement, that they are not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that this Agreement may not be enforced in or by such courts or that their property is exempt or immune from execution, that the suit, action or proceeding is brought in an inconvenient forum, or that the venue of the suit, action or proceeding is improper. Service of process with respect thereto may be made upon Parent or the Members by mailing a copy thereof by registered or certified mail, postage prepaid, to such Party at its address as provided in Section 8.5 hereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTIONS, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF AN ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.10.

8.11 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision will be interpreted to be only as broad as is enforceable in accordance with applicable Law.

8.12 Counterparts. This Agreement may be executed in two or more counterparts (including facsimile and other electronically transmitted counterparts), each of which will be deemed an original but all of which will constitute but one instrument. The execution and delivery of this Agreement (in counterparts or otherwise) by facsimile or other electronic transmission (including scanned documents delivered by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document), shall be binding upon all Parties.

8.13 Enforcement of Agreement. This Agreement may only be enforced against the named Parties hereto or any Member that is bound by the terms hereof pursuant to any Letter of

Transmittal (subject to the terms, conditions and other limitations set forth herein).

8.14 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. The words “include,” “includes” or “including” (or any other tense or variation of the word “include”) in this Agreement shall be deemed to be followed by the words “without limitation.” When reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article, Section, Exhibit or Schedule of this Agreement unless otherwise indicated. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as to the plural forms of such terms and to the masculine as well as the feminine and neuter genders of such terms. References to documents or agreements having been disclosed to, delivered to or made available to Parent, or disclosed or listed on a Schedule or Exhibit, shall mean that, except as set forth in the Disclosure Schedule, true, correct and complete copies of such documents or agreements (together with all amendments, waivers or other changes thereto) were posted to the Project Zeus online data room hosted by Firmex as of 11:59 p.m. Pacific time on the second day prior to the date of this Agreement or, if such day is not a Business Day, then as of the Business Day immediately preceding such day.

8.15 Conflict of Interest. If any Member so desires, and without the need for any consent or waiver by Holdco or Parent, Baker & Hostetler LLP is permitted to represent such Member after the Closing in connection with any matter, including anything related to the transactions contemplated by this Agreement or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Baker & Hostetler LLP is permitted to represent any Member or any of its agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute (“dispute” includes litigation, arbitration or other adversary proceeding) with Parent, the Companies or any of their respective agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims for indemnification and disputes involving other agreements entered into in connection with this Agreement (each, a “Party Dispute”). Parent will not assert, and agrees to cause each of the Companies and each of their respective Affiliates not to assert, any attorney-client privilege with respect to any communication occurring on or prior to the Closing between any legal counsel and the Members, the Companies or any Affiliate of any Member, or any of their respective officers, employees, directors, members and managers, to the extent any such communication relates to the negotiation of this Agreement, any Transaction Document or the transactions contemplated hereby or thereby, as against the Members or their respective Affiliates, officers, employees, directors, members and managers in any Party Dispute.

8.16 Representative.

(a) The individual listed on Section 8.16 of the Disclosure Schedule is hereby appointed as the true and lawful attorney-in-fact and agent of the Members (the “Representative”) to execute any and all instruments or other documents, and to do any and all other acts or things, in the Members’ names and on their behalf, that the Representative may deem necessary or advisable, or that may be required pursuant to this Agreement, the Escrow Agreement or otherwise, in connection with the consummation of the transactions contemplated hereby. Without limiting the generality of the foregoing, the Representative shall have the full power and authority, in the names of the Members and on their behalf, to: (i) agree with Parent with respect to any matter or thing required or deemed necessary by the Representative in connection with the provisions of this Agreement calling for the agreement of the Members, give and receive notices on behalf of all Members, and act on behalf of the Members in connection with any matter as to which the Members are or may be obligated to indemnify Parent under this Agreement, all in the absolute discretion of the Representative; (ii) interpret the terms and provisions of this Agreement; (iii) dispute or fail to dispute any Losses claimed hereunder and to negotiate and compromise any dispute which may arise under this Agreement and to sign any releases or other documents with respect to any such dispute, including the interpretation of, disputing or failing to dispute the composition or amount of Cash, Debt, Closing Working Capital, Transaction Expenses or any item on the Closing Statement and negotiating and signing any release in respect of any dispute that may arise under Section 2.10; (iv) execute and deliver all ancillary agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement; (v) receive funds and give receipt for funds, including in respect of the Initial Merger Consideration, and any adjustment thereto, and to distribute to the Members the Per Unit Merger Consideration to which they are entitled; (vi) take all action necessary or desirable in connection with the waiver of any condition to the obligations of Members to consummate the transactions contemplated by this Agreement; and (vii) in general, do all things and perform all acts, including, without limitation, executing and delivering all agreements, certificates, receipts, consents, elections, instructions, and other instruments or documents contemplated by, or deemed by the Representative to be necessary or advisable in connection with, this Agreement.

(b) Any approval, consent, election, notice, decision, agreement, amendment, or other action of the Members required or permitted under, or otherwise provided for in, this Agreement shall be conclusively deemed given, made, or taken (as the case may be) if given, made, or taken by the Representative for the Members, and Parent shall be entitled to rely on any notice or other document (of any kind) executed or delivered by the Representative for all such purposes. In addition, each Member hereby releases and discharges Parent from and against any Losses arising out of or in connection with the Representative’s failure to distribute any amounts received by the Representative on behalf of the Members.

(c) The power of attorney created under this Agreement is coupled with an interest and shall be binding and enforceable on and against the respective heirs, personal representatives, successors, and assigns of the Members, and the power of attorney shall not be revoked or terminated by the death, disability, bankruptcy, incompetency, dissolution or termination of any Member, its heirs, personal representatives or its respective successors or assigns.

(d) In the event that the individual listed on Section 8.16 of the Disclosure Schedule (or any subsequent Representative appointed pursuant to this paragraph) resigns or otherwise becomes unable to serve, the Members shall, within 30 days after notice thereof, determine and designate by consent of those Members who held a majority of the Units immediately prior to the Effective Time, a successor Representative who shall have all of the rights, powers and authority conferred on the Representative in this Agreement, and if the Members fail so to designate such successor within such period, any Member or Parent may petition a court of appropriate jurisdiction for appointment of such successor Representative. The Members agree to promptly notify Parent in writing of any change of the Representative and Parent shall be entitled to rely on any action taken by Representative prior to receipt of notice of such change.

(e) Neither the Representative nor any agent employed by it shall incur any liability to any Member by virtue of the failure or refusal of the Representative for any reason to consummate the transactions contemplated hereby or relating to the performance of its other duties hereunder, except for actions or omissions constituting fraud or willful misconduct. The Representative hereby is authorized to receive and hold the Expense Reserve Holdback and to disburse funds on behalf of the Members from and out of the Expense Reserve Holdback from time to time in order to satisfy any obligations of the Members arising out of the transactions contemplated by this Agreement, including, without limitation, filing fees, costs and expenses of attorneys and accountants and other experts engaged by the Representative on behalf of the Members, and any other contingent or unforeseen liabilities or obligations of the Members. The Representative will distribute any funds remaining in the Expense Reserve Holdback to the Members in accordance with their Allocable Shares no later than sixty (60) days after the Closing Working Capital calculation and the calculation of the Final Merger Consideration are finally determined pursuant to Section 2.10.

[Signatures on the Following Page.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the day and year first above written.

HOLDCO: LS HOLDINGS COMPANY, LLC

By:	/s/ David Wilmot
Name:	David Wilmot
Title:	President

[Signature Page to Merger Agreement]

PARENT: DUCOMMUN LABARGE TECHNOLOGIES, INC.

By:	/s/ Stephen G. Oswald
Name:	Stephen G. Oswald
Title:	President & Chief Executive Officer

MERGER SUB: DLS COMPANY LLC

By:	/s/ Stephen G. Oswald
Name:	Stephen G. Oswald
Title:	President & Chief Executive Officer

[Signature Page to Merger Agreement]